Exhibit 99.1

7 July 2020 Issue to Kentgrove Capital

In connection with the Kentgrove Capital equity facility agreement entered into in 2016, and the extension of the term of the facility which occurred in 2019, Mesoblast needs to issue 1,500,000 new incentive rights and 74,924 ordinary shares to Kentgrove Capital.

A prospectus has been filed with ASIC in order to enable this issuance of ordinary shares and incentive rights and is attached to this Appendix 3B and 2A.

This appendix is available as an online formAppendix 3B

Only use this form if the online version is not availableProposed issue of +securities

Appendix 3B

Proposed issue of +securities

Information and documents given to ASX become ASX’s property and may be made public.

If you are an entity incorporated outside Australia and you are proposing to issue a new class of +securities other than CDIs, you will need to obtain and provide an International Securities Identification Number (ISIN) for that class. Similarly, if you are an entity incorporated outside Australia, the +securities proposed to be issued are in an existing class of +security but the event timetable includes a period of rights or +deferred settlement trading, you will need to obtain and provide an ISIN code for the rights and/or the deferred settlement +securities. Further information on the requirement for the notification of an ISIN is available from the Create Online Forms page. ASX is unable to create the new ISIN for non-Australian issuers.

*Denotes minimum information required for first lodgement of this form, with exceptions provided in specific notes for certain questions. The balance of the information, where applicable, must be provided as soon as reasonably practicable by the entity.

Part 1 – Entity and announcement details

Question no	Question	Answer
1.1

*Name of entity

We (the entity here named) give ASX the following information about a proposed issue of +securities and, if ASX agrees to +quote any of the +securities (including any rights) on a +deferred settlement basis, we agree to the matters set out in Appendix 3B of the ASX Listing Rules

MESOBLAST LIMITED (Mesoblast)
1.2

*Registration type and number

Please supply your ABN, ARSN, ARBN, ACN or another registration type and number (if you supply another registration type, please specify both the type of registration and the registration number).

ABN: 68 109 431 870
1.3	*ASX issuer code	MSB
1.4	*This announcement is Tick whichever is applicable.	☒ A new announcement ☐ An update/amendment to a previous announcement ☐ A cancellation of a previous announcement
1.4a	*Reason for update Mandatory only if “Update” ticked in Q1.4 above. A reason must be provided for an update.
1.4b	*Date of previous announcement to this update Mandatory only if “Update” ticked in Q1.4 above.

+ See chapter 19 for defined terms

31 January 2020Page 1

1.4c	*Reason for cancellation Mandatory only if “Cancellation” ticked in Q1.4 above.
1.4d	*Date of previous announcement to this cancellation Mandatory only if “Cancellation” ticked in Q1.4 above.
1.5	*Date of this announcement	7 July 2020
1.6

*The proposed issue is:

Note: You can select more than one type of issue (e.g. an offer of securities under a securities purchase plan and a placement, however ASX may restrict certain events from being announced concurrently). Please contact your listing adviser if you are unsure.

☐ A +bonus issue (complete Parts 2 and 8)

☐ A standard +pro rata issue (non-renounceable or renounceable) (complete Q1.6a and Parts 3 and 8)

☐ An accelerated offer (complete Q1.6b and Parts 3 and 8)

☐ An offer of +securities under a +securities purchase plan (complete Parts 4 and 8)

☒ A non-+pro rata offer of +securities under a +disclosure document or +PDS (complete Parts 5 and 8)

☐ A non-+pro rata offer to wholesale investors under an information memorandum (complete Parts 6 and 8)

☐ A placement or other type of issue (complete Parts 7 and 8)

1.6a	*The proposed standard +pro rata issue is: Answer this question if your response to Q1.6 is “A standard pro rata issue (non-renounceable or renounceable).” Select one item from the list	☐ Non-renounceable ☐ Renounceable
1.6b	*The proposed accelerated offer is: Answer this question if your response to Q1.6 is “An accelerated offer” Select one item from the list

☐ Accelerated non-renounceable entitlement offer (commonly known as a JUMBO or ANREO)

☐ Accelerated renounceable entitlement offer (commonly known as an AREO)

☐ Simultaneous accelerated renounceable entitlement offer (commonly known as a SAREO)

☐ Accelerated renounceable entitlement offer with dual book-build structure (commonly known as a RAPIDS)

☐ Accelerated renounceable entitlement offer with retail rights trading (commonly known as a PAITREO)

+ See chapter 19 for defined terms

31 January 2020Page 2

Part 2 – Details of proposed +bonus issue

If your response to Q1.6 is “A bonus issue”, please complete Parts 2A – 2D and the details of the securities proposed to be issued in Part 8. Refer to section 1 of Appendix 7A of the Listing Rules for the timetable for bonus issues.

Part 2A –	Proposed +bonus issue – conditions

Question No.	Question	Answer
2A.1

*Are any of the following approvals required for the +bonus issue to be unconditional?

•+Security holder approval

•Court approval

•Lodgement of court order with +ASIC

•ACCC approval

•FIRB approval

•Another approval/condition external to the entity.

If any of the above approvals apply to the bonus issue, they must be obtained before business day 0 of the timetable. The relevant approvals must be received before ASX can establish an ex market in the securities.

2A.1a

Conditions

Answer these questions if your response to Q2A.1 is “Yes”.

Select the applicable approval(s) from the list. More than one approval can be selected. The “date for determination” is the date that you expect to know if the approval is given (for example, the date of the security holder meeting in the case of security holder approval or the date of the court hearing in the case of court approval).

*Approval/ condition Type	*Date for determination	*Is the date estimated or actual?

*Approval received/ condition met?

Please respond “Yes” or “No”. Only answer this question when you know the outcome of the approval. Please advise before business day 0 of the Appendix 7A bonus issue timetable.

Comments
+Security holder approval
Court approval
Lodgement of court order with +ASIC
ACCC approval
FIRB approval
Other (please specify in comment section)

+ See chapter 19 for defined terms

31 January 2020Page 3

Part 2B – Proposed +bonus issue - issue details

Question No.	Question	Answer
2B.1

*Class or classes of +securities that will participate in the proposed +bonus issue (please enter both the ASX security code & description)

If more than one class of security will participate in the proposed bonus issue, make sure you clearly identify any different treatment between the classes.

2B.2	*Class of +securities that will be issued in the proposed +bonus issue (please enter both the ASX security code & description)
2B.3

*Issue ratio

Enter the quantity of additional securities to be issued for a given quantity of securities held (for example, 1 for 2 means 1 new security issued for every 2 existing securities held).

Please only enter whole numbers (for example, a bonus issue of 1 new security for every 2.5 existing securities held should be expressed as “2 for 5”).

2B.4	*What will be done with fractional entitlements? Select one item from the list.

☐ Fractions rounded up to the next whole number

☐ Fractions rounded down to the nearest whole number or fractions disregarded

☐ Fractions sold and proceeds distributed

☐ Fractions of 0.5 or more rounded up

☐ Fractions over 0.5 rounded up

☐ Not applicable

2B.5	*Maximum number of +securities proposed to be issued (subject to rounding)
Part 2C –	Proposed +bonus issue – timetable

Question No.	Question	Answer
2C.1

*+Record date

Record date to identify security holders entitled to participate in the bonus issue. Per Appendix 7A section 1 the record date must be at least 4 business days from the announcement date (day 0).

2C.3	*Ex date Per Appendix 7A section 1 the ex date is one business day before the record date. This is also the date that the bonus securities will commence quotation on a deferred settlement basis.
2C.4	*Record date Same as Q2C.1 above

+ See chapter 19 for defined terms

31 January 2020Page 4

2C.5

*+Issue date

Per Appendix 7A section 1 the issue date should be at least one business day and no more than 5 business days after the record date (the last day for the entity to issue the bonus securities and lodge an Appendix 2A with ASX to apply for quotation of the bonus securities). Deferred settlement trading will end at market close on this day.

2C.6	*Date trading starts on a normal T+2 basis Per Appendix 7A section 1 this is one business day after the issue date.
2C.7

*First settlement date of trades conducted on a +deferred settlement basis and on a normal T+2 basis

Per Appendix 7A section 1 this is two business days after trading starts on a normal T+2 basis (3 business days after the issue date).

Part 2D –	Proposed +bonus issue – further information

Question No.	Question	Answer
2D.1	*Will holdings on different registers or sub registers be aggregated for the purposes of determining entitlements to the +bonus issue?
2D.1a	Please explain how holdings on different registers or subregisters will be aggregated for the purposes of determining entitlements Answer this question if your response to Q2D.1 is “Yes”.
2D.2

*Countries in which the entity has +security holders who will not be eligible to participate in the proposed +bonus issue

Note: The entity must send each holder to whom it will not offer the securities details of the issue and advice that the entity will not offer securities to them (listing rule 7.7.1(b)).

2D.3	*Will the entity be changing its dividend/distribution policy as a result of the proposed +bonus issue
2D.3a	Please explain how the entity will change its dividend/distribution policy if the proposed +bonus issue proceeds Answer this question if your response to Q2D.3 is “Yes”.
2D.4	*Details of any material fees or costs to be incurred by the entity in connection with the proposed +bonus issue
2D.5	Any other information the entity wishes to provide about the proposed +bonus issue

+ See chapter 19 for defined terms

31 January 2020Page 5

Part 3 – Details of proposed entitlement offer

If your response to Q1.6 is “A standard pro rata issue (non-renounceable or renounceable)” or “An accelerated offer”, please complete parts 3A, 3F and 3G and the details of the securities proposed to be issued in Part 8. Please also complete Parts 3B and 3C if your response to Q1.6 is “A standard pro rata issue (non-renounceable or renounceable)” and Parts 3D and 3E if your response to Q1.6 is “An accelerated offer”. Refer to sections 2,3,4,5 and 6 of Appendix 7A of the Listing Rules for the respective timetables for entitlement offers, including non-renounceable, renounceable and accelerated offers.

Part 3A –	Proposed entitlement offer – conditions

Question No.	Question	Answer
3A.1

*Are any of the following approvals required for the entitlement offer to be unconditional?

•+Security holder approval

•Court approval

•Lodgement of court order with +ASIC

•ACCC approval

•FIRB approval

•Another approval/condition external to the entity.

If any of the above approvals apply to the entitlement offer, they must be obtained before business day 0 of the timetable. The relevant approvals must be received before ASX can establish an ex market in the securities.

3A.1a

Conditions

Answer these questions if your response to Q3A.1 is “Yes”.

Select the applicable approval(s) from the list. More than one approval can be selected. The “date for determination” is the date that you expect to know if the approval is given (for example, the date of the security holder meeting in the case of +security holder approval or the date of the court hearing in the case of court approval).

*Approval/ condition Type	*Date for determination	*Is the date estimated or actual?

**Approval received/ condition met?

Please respond “Yes” or “No”. Only answer this question when you know the outcome of the approval. Please advise before +business day 0 of the relevant Appendix 7A entitlement offer timetable.

Comments
+Security holder approval
Court approval
Lodgement of court order with +ASIC
ACCC approval
FIRB approval
Other (please specify in comment section)

+ See chapter 19 for defined terms

31 January 2020Page 6

Part 3B – Proposed standard pro rata issue entitlement offer - offer details

If your response to Q1.6 is “A standard pro rata issue (non-renounceable or renounceable)”, please complete the relevant questions in this part.

Question No.	Question	Answer
3B.1

*Class or classes of +securities that will participate in the proposed entitlement offer (please enter both the ASX security code & description)

If more than one class of security will participate in the proposed entitlement offer, make sure you clearly identify any different treatment between the classes.

3B.2	*Class of +securities that will be issued in the proposed entitlement offer (please enter both the ASX security code & description)
3B.3

*Offer ratio

Enter the quantity of additional securities to be offered for a given quantity of securities held (for example, 1 for 2 means 1 new security will be offered for every 2 existing securities held).

Please only enter whole numbers (for example, an entitlement offer of 1 new security for every 2.5 existing securities held should be expressed as “2 for 5”).

3B.4	*What will be done with fractional entitlements? Select one item from the list.

☐Fractions rounded up to the next whole number

☐Fractions rounded down to the nearest whole number or fractions disregarded

☐Fractions sold and proceeds distributed

☐Fractions of 0.5 or more rounded up

☐Fractions over 0.5 rounded up

☐Not applicable

3B.5	*Maximum number of +securities proposed to be issued (subject to rounding)
3B.6	*Will individual +security holders be permitted to apply for more than their entitlement (i.e. to over-subscribe)?
3B.6a	*Describe the limits on over-subscription Answer this question if your response to Q3B.6 is “Yes”.
3B.7	*Will a scale back be applied if the offer is over-subscribed?
3B.7a	*Describe the scale back arrangements Answer this question if your response to Q3B.7 is “Yes”.
3B.8	*In what currency will the offer be made? For example, if the consideration for the issue is payable in Australian Dollars, state AUD.
3B.9	*Has the offer price been determined?
3B.9a	*What is the offer price per +security? Answer this question if your response to Q3B.9 is “Yes” using the currency specified in your answer to Q3B.8.

+ See chapter 19 for defined terms

31 January 2020Page 7

3B.9b	*How and when will the offer price be determined? Answer this question if your response to Q3B.9 is “No”.
Part 3C –	Proposed standard pro rata issue – timetable

If your response to Q1.6 is “A standard pro rata issue (non-renounceable or renounceable)”, please complete the relevant questions in this part.

Question No.	Question	Answer
3C.1

*+Record date

Record date to identify security holders entitled to participate in the issue. Per Appendix 7A sections 2 and 3 the record date must be at least 3 business days from the announcement date (day 0)

3C.2

*Ex date

Per Appendix 7A sections 2 and 3 the Ex Date is one business day before the record date. For renounceable issues, this is also the date that rights will commence quotation on a deferred settlement basis.

3C.3	*Date rights trading commences For renounceable issues only - this is the date that rights will commence quotation initially on a deferred settlement basis
3C.4	*Record date Same as Q3C.1 above
3C.5

*Date on which offer documents will be sent to +security holders entitled to participate in the +pro rata issue

The offer documents can be sent to security holders as early as business day 4 but must be sent no later than business day 6. Business day 6 is the last day for the offer to open.

For renounceable issues, deferred settlement trading in rights ends at the close of trading on this day. Trading in rights on a normal (T+2) settlement basis will start from market open on the next business day (i.e. business day 7) provided that the entity tells ASX by 12pm Sydney time that the offer documents have been sent or will have been sent by the end of the day.

3C.6	*Offer closing date Offers close at 5pm on this day. The date must be at least 7 business days after the entity announces that the offer documents have been sent to holders.
3C.7	*Last day to extend the offer closing date At least 3 business days’ notice must be given to extend the offer closing date.
3C.8	*Date rights trading ends For renounceable issues only - rights trading ends at the close of trading 5 business days before the applications closing date.
3C.9

*Trading in new +securities commences on a deferred settlement basis

Non-renounceable issues - the business day after the offer closing date

Renounceable issues – the business day after the date rights trading ends

+ See chapter 19 for defined terms

31 January 2020Page 8

3C.10

*Last day for entity to announce the results of the offer to ASX, including the number and percentage of +securities taken up by existing +security holders and any shortfall taken up by underwriters or other investors

No more than 3 business days after the offer closing date

3C.11

*Issue date

Per Appendix 7A section 2 and section 3, the issue date should be no more than 5 business days after the offer closes date (the last day for the entity to issue the securities taken up in the pro rata issue and lodge an Appendix 2A with ASX to apply for quotation of the securities). Deferred settlement trading will end at market close on this day.

3C.12	*Date trading starts on a normal T+2 basis Per Appendix 7A section 2 and 3 this is one business day after the issue date.
3C.13

*First settlement date of trades conducted on a +deferred settlement basis and on a normal T+2 basis

Per Appendix 7A section 2 and 3 1 this is two business days after trading starts on a normal T+2 basis (3 business days after the issue date).

Part 3D – Proposed accelerated offer – offer details

Question No.	Question	Answer
3D.1

*Class or classes of +securities that will participate in the proposed entitlement offer (please enter both the ASX security code & description)

If more than one class of security will participate in the proposed entitlement offer, make sure you clearly identify any different treatment between the classes.

3D.2	*Class of +securities that will issued in the proposed entitlement offer (please enter both the ASX security code & description)
3D.3	*Has the offer ratio been determined?
3D.3a

*Offer ratio

Answer this question if your response to Q3D.3 is “Yes” or “No”. If your response to Q3D.3 is “No” please provide an indicative ratio and state as indicative.

Enter the quantity of additional securities to be offered for a given quantity of securities held (for example, 1 for 2 means 1 new security will be offered for every 2 existing securities held).

Please only enter whole numbers (for example, an entitlement offer of 1 new security for every 2.5 existing securities held should be expressed as “2 for 5”).

3D.3b

*How and when will the offer ratio be determined?

Answer this question if your response to Q3D.3 is “No”. Note that once the offer ratio is determined, this must be provided via an update announcement.

+ See chapter 19 for defined terms

31 January 2020Page 9

3D.4	*What will be done with fractional entitlements? Select one item from the list.

☐ Fractions rounded up to the next whole number

☐ Fractions rounded down to the nearest whole number or fractions disregarded

☐ Fractions sold and proceeds distributed

☐ Fractions of 0.5 or more rounded up

☐ Fractions over 0.5 rounded up

☐ Not applicable

3D.5	*Maximum number of +securities proposed to be issued (subject to rounding)
3D.6	*Will individual +security holders be permitted to apply for more than their entitlement (i.e. to over-subscribe)?
3D.6a	*Describe the limits on over-subscription Answer this question if your response to Q3D.6 is “Yes”.
3D.7	*Will a scale back be applied if the offer is over-subscribed?
3D.7a	*Describe the scale back arrangements Answer this question if your response to Q3D.7 is “Yes”.
3D.8	*In what currency will the offer be made? For example, if the consideration for the issue is payable in Australian Dollars, state AUD.
3D.9	*Has the offer price for the institutional offer been determined?
3D.9a	*What is the offer price per +security for the institutional offer? Answer this question if your response to Q3D.9 is “Yes” using the currency specified in your answer to Q3D.8.
3D.9b	*How and when will the offer price for the institutional offer be determined? Answer this question if your response to Q3D.9 is “No”.
3D.9c

*Will the offer price for the institutional offer be determined by way of a bookbuild?

Answer this question if your response to Q3D.9 is “No”.

If your response to this question is “yes”, please note the information that ASX expects to be announced about the results of the bookbuild set out in section 4.12 of Guidance Note 30 Notifying an Issue of Securities and Applying for their Quotation.

3D.9d

*Provide details of the parameters that will apply to the bookbuild for the institutional offer (e.g. the indicative price range for the bookbuild)

Answer this question if your response to Q3D.9 is “No” and your response to Q5B.9c is “Yes”.

3D.10	*Has the offer price for the retail offer been determined?

+ See chapter 19 for defined terms

31 January 2020Page 10

3D.10a	*What is the offer price per +security for the retail offer? Answer this question if your response to Q3D.10 is “Yes” using the currency specified in your answer to Q3B.8.
3D.10b	*How and when will the offer price for the retail offer be determined? Answer this question if your response to Q3D.10 is “No”.
Part 3E –	Proposed accelerated offer – timetable

If your response to Q1.6 is “An accelerated offer”, please complete the relevant questions in this Part.

Question No.	Question	Answer
3E.1a

*First day of trading halt

The entity is required to announce the accelerated offer and give a completed Appendix 3B to ASX. If the accelerated offer is conditional on security holder approval or any other requirement, that condition must have been satisfied and the entity must have announced that fact to ASX. An entity should also consider the rights of convertible security holders to participate in the issue and what, if any, notice needs to be given to them in relation to the issue

3E.1b	*Announcement date of accelerated offer
3E.2	*Trading resumes on an ex-entitlement basis (ex date) For JUMBO, ANREO, AREO, SAREO, RAPIDs offers
3E.3	*Trading resumes on ex-rights basis For PAITREO offers only
3E.4	*Rights trading commences For PAITREO offers only
3E.5	*Date offer will be made to eligible institutional +security holders
3E.6	*Application closing date for institutional +security holders
3E.7	*Institutional offer shortfall book build date For AREO, SAREO, RAPIDs, PAITREO offers
3E.8	*Announcement of results of institutional offer The announcement should be made before the resumption of trading following the trading halt.
3E.9

*+Record date

Record date to identify security holders entitled to participate in the offer. Per Appendix 7A sections 4, 5 and 6 the record date must be at least 2 business days from the announcement date (day 0).

+ See chapter 19 for defined terms

31 January 2020Page 11

3E.10

*Settlement date of new +securities issued under institutional entitlement offer

If DvP settlement applies, provided the Appendix 2A is given to ASX before noon (Sydney time) this day, normal trading in the securities will apply on the next business day, and if DvP settlement does not apply on the business day after that.

3E.11	*+Issue date for institutional +security holders
3E.12	*Normal trading of new +securities issued under institutional entitlement offer
3E.13

*Date on which offer documents will be sent to retail +security holders entitled to participate in the +pro rata issue

The offer documents can be sent to security holders as early as business day 4 but must be sent no later than business day 6. Business day 6 is the last day for the offer to open. For renounceable offers, deferred settlement trading in rights ends at the close of trading on this day. Trading in rights on a normal (T+2) settlement basis will start from market open on the next business day (i.e. business day 7) provided that the entity tells ASX by 12pm Sydney time that the offer documents have been sent or will have been sent by the end of the day.

3E.14

*Offer closing date for retail +security holders

Offers close at 5pm on this day. The date must be at least 7 business days after the entity announces that the offer documents have been sent to holders.

3E.15	*Last day to extend the retail offer closing date At least 3 business days’ notice must be given to extend the offer closing date.
3E.16	*Rights trading end date For PAITREO offers only
3E.17	*Trading in new +securities commences on a deferred settlement basis For PAITREO offers only The business day after rights trading end date
3E.18	*Entity announces results of the retail offer to ASX, including the number and percentage of +securities taken up by existing retail +security holders
3E.19	*Bookbuild for any shortfall (if applicable) For all offers except JUMBO, ANREO
3E.20	*Entity announces results of bookbuild (including any information about the bookbuild expected to be disclosed under section 4.12 of Guidance Note 30) For all offers except JUMBO, ANREO
3E.21

*+Issue date for retail +security holders

Per Appendix 7A section 2 and section 3, the issue date should be no more than 5 business days after the offer closes date. This is the last day for the entity to issue the securities taken up in the pro rata issue and lodge an Appendix 2A with ASX to apply for quotation of the securities. Deferred settlement trading will end at market close on this day.

+ See chapter 19 for defined terms

31 January 2020Page 12

3E.22	*Date trading starts on a normal T+2 basis For PAITREO offers only This is one business day after the issue date.
3E.23

*First settlement date of trades conducted on a +deferred settlement basis and on a normal T+2 basis

For PAITREO offers only

This is two business days after trading starts on a normal T+2 basis (3 business days after the issue date).

Part 3F –	Proposed entitlement offer – fees and expenses

Question No.	Question	Answer
3F.1	*Will there be a lead manager or broker to the proposed offer?
3F.1a	*Who is the lead manager/broker? Answer this question if your response to Q3F.1 is “Yes”.
3F.1b	*What fee, commission or other consideration is payable to them for acting as lead manager/broker? Answer this question if your response to Q3F.1 is “Yes”.
3F.2	*Is the proposed offer to be underwritten?
3F.2a

*Who are the underwriter(s)?

Answer this question if your response to Q3F.2 is “Yes”.

Note for issuers that are an ASX Listing (i.e. not an ASX Debt Listing or ASX Foreign Exempt Listing): If you are seeking to rely on listing rule 7.2 exception 2 to issue the securities without security holder approval under listing rule 7.1 and without using your placement capacity under listing rules 7.1 or 7.1A, you must include the details asked for in this and the next 3 questions.

3F.2b	*What is the extent of the underwriting (i.e. the amount or proportion of the offer that is underwritten)? Answer this question if your response to Q3F.2 is “Yes”.
3F.2c

*What fees, commissions or other consideration are payable to them for acting as underwriter(s)?

Answer this question if your response to Q3F.2 is “Yes”.

This includes any applicable discount the underwriter receives to the issue price payable by participants in the issue.

+ See chapter 19 for defined terms

31 January 2020Page 13

3F.2d

*Provide a summary of the significant events that could lead to the underwriting being terminated

Answer this question if your response to Q3F.2 is “Yes”.

You may cross-refer to a disclosure document, PDS, information memorandum, investor presentation or other announcement with this information provided it has been released on the ASX Market Announcements Platform.

3F.2e

*Is a party referred to in listing rule 10.11 underwriting or sub-underwriting the proposed offer?

Answer this question if the issuer is an ASX Listing (i.e. not an ASX Debt Listing or ASX Foreign Exempt Listing) and your response to Q3F.2 is “Yes”.

3F.2e(i)

*What is the name of that party?

Answer this question if the issuer is an ASX Listing and your response to Q3F.2e is “Yes”.

Note: If you are seeking to rely on listing rule 10.12 exception 2 to issue the securities to the underwriter or sub-underwriter without security holder approval under listing rule 10.11, you must include the details asked for in this and the next 2 questions. If there is more than one party referred to in listing rule 10.11 acting as underwriter or sub-underwriter include all of their details in this and the next 2 questions.

3F.2e(ii)

*What is the extent of their underwriting or sub-underwriting (i.e. the amount or proportion of the issue they have underwritten or sub-underwritten)?

Answer this question if the issuer is an ASX Listing and your response to Q3F.2e is “Yes”.

3F.2e(iii)

*What fee, commission or other consideration is payable to them for acting as underwriter or sub-underwriter?

Answer this question if the issuer is an ASX Listing and your response to Q3F.2e is “Yes”.

Note: This includes any applicable discount the underwriter or sub-underwriter receives to the issue price payable by participants in the issue.

3F.3	*Will brokers who lodge acceptances or renunciations on behalf of eligible +security holders be paid a handling fee or commission?
3F.3a	*Will the handling fee or commission be dollar based or percentage based? Answer this question if your response to Q3F.3 is “Yes”.
3F.3b

*Amount of handling fee or commission payable to brokers who lodge acceptances or renunciations on behalf of eligible +security holders

Answer this question if your response to Q3F.3 is “Yes” and your response to Q3F.3a is “dollar based”.

+ See chapter 19 for defined terms

31 January 2020Page 14

3F.3c

*Percentage handling fee or commission payable to brokers who lodge acceptances or renunciations on behalf of eligible +security holders

Answer this question if your response to Q3F.3 is “Yes” and your response to Q3F.3a is “percentage based”.

3F.3d	Please provide any other relevant information about the handling fee or commission method Answer this question if your response to Q3F.3 is “Yes”.
3F.4	Details of any other material fees or costs to be incurred by the entity in connection with the proposed offer
Part 3G –	Proposed entitlement offer – further information

Question No.	Question	Answer
3G.1	*The purpose(s) for which the entity intends to use the cash raised by the proposed issue You may select one or more of the items in the list.

☐ For additional working capital

☐ To fund the retirement of debt

☐ To pay for the acquisition of an asset
[provide details below]

☐ To pay for services rendered [provide details below]

☐ Other [provide details below]

Additional details:

3G.2	*Will holdings on different registers or subregisters be aggregated for the purposes of determining entitlements to the issue?
3G.2a	*Please explain how holdings on different registers or subregisters will be aggregated for the purposes of determining entitlements. Answer this question if your response to Q3G.2 is “Yes”.
3G.3	*Will the entity be changing its dividend/distribution policy if the proposed issue is successful?
3G.3a	*Please explain how the entity will change its dividend/distribution policy if the proposed issue is successful Answer this question if your response to Q3G.3 is “Yes”.

+ See chapter 19 for defined terms

31 January 2020Page 15

3G.4

*Countries in which the entity has +security holders who will not be eligible to participate in the proposed issue

For non-renounceable issues (including accelerated): The entity must send each holder to whom it will not offer the securities details of the issue and advice that the entity will not offer securities to them (listing rule 7.7.1(b)).

For renounceable issues (including accelerated): The entity must send each holder to whom it will not offer the securities details of the issue and advice that the entity will not offer securities to them. It must also appoint a nominee to arrange for the sale of the entitlements that would have been given to those holders and to account to them for the net proceeds of the sale and advise each holder not given the entitlements that a nominee in Australia will arrange for sale of the entitlements and, if they are sold, for the net proceeds to be sent to the holder (listing rule 7.7.1(b) and (c)).

3G.5	*Will the offer be made to eligible beneficiaries on whose behalf eligible nominees or custodians hold existing +securities
3G.5a

*Please provide further details of the offer to eligible beneficiaries

Answer this question if your response to Q3G.5 is “Yes”.

If, for example, the entity intends to issue a notice to eligible nominees and custodians please indicate here where it may be found and/or when the entity expects to announce this information. You may enter a URL.

3G.6	*URL on the entity's website where investors can download information about the proposed issue
3G.7	Any other information the entity wishes to provide about the proposed issue
3G.8	*Will the offer of rights under the rights issue be made under a disclosure document or product disclosure statement under Chapter 6D or Part 7.9 of the Corporations Act (as applicable)?

+ See chapter 19 for defined terms

31 January 2020Page 16

Part 4 – Details of proposed offer under +securities purchase plan

If your response to Q1.6 is “An offer of securities under a securities purchase plan”, please complete Parts 4A – 4F and the details of the securities proposed to be issued in Part 8. Refer to section 12 of Appendix 7A of the Listing Rules for the timetable for securities purchase plans.

Part 4A –	Proposed offer under +securities purchase plan – conditions

Question No.	Question	Answer
4A.1

*Are any of the following approvals required for the offer of +securities under the +securities purchase plan issue to be unconditional?

•+Security holder approval

•Court approval

•Lodgement of court order with +ASIC

•ACCC approval

•FIRB approval

•Another approval/condition external to the entity.

4A.1a

Conditions

Answer these questions if your response to 4A.1 is “Yes”.

Select the applicable approval(s) from the list. More than one approval can be selected. The “date for determination” is the date that you expect to know if the approval is given (for example, the date of the security holder meeting in the case of +security holder approval or the date of the court hearing in the case of court approval).

*Approval/ condition Type	*Date for determination	*Is the date estimated or actual?	**Approval received/ condition met? Please respond “Yes” or “No”. Only answer this question when you know the outcome of the approval.	Comments
+Security holder approval
Court approval
Lodgement of court order with +ASIC
ACCC approval
FIRB approval
Other (please specify in comment section)

Part 4B – Proposed offer under +securities purchase plan – offer details

Question No.	Question	Answer
4B.1

*Class or classes of +securities that will participate in the proposed offer (please enter both the ASX security code & description)

If more than one class of security will participate in the securities purchase plan, make sure you clearly identify any different treatment between the classes.

4B.2	*Class of +securities to be offered to them under the +securities purchase plan (please enter both the ASX security code & description)
4B.3	*Maximum total number of those +securities that could be issued if all offers under the +securities purchase plan are accepted

+ See chapter 19 for defined terms

31 January 2020Page 17

4B.4	*Will the offer be conditional on applications for a minimum number of +securities being received or a minimum amount being raised (i.e. a minimum subscription condition)?
4B.4a	*Describe the minimum subscription condition Answer this question if your response to Q4B.4 is “Yes”.
4B.5	*Will the offer be conditional on applications for a maximum number of +securities being received or a maximum amount being raised (i.e. a maximum subscription condition)?
4B.5a	*Describe the maximum subscription condition Answer this question if your response to Q4B.5 is “Yes”.
4B.6	*Will individual +security holders be required to accept the offer for a minimum number or value of +securities (i.e. a minimum acceptance condition)?
4B.6a	*Describe the minimum acceptance condition Answer this question if your response to Q4B.6 is “Yes”.
4B.7	*Will individual +security holders be limited to accepting the offer for a maximum number or value of +securities (i.e. a maximum acceptance condition)?
4B.7a	*Describe the maximum acceptance condition Answer this question if your response to Q4B.7 is “Yes”.
4B.8

*Describe all the applicable parcels available for this offer in number of securities or dollar value

For example, the offer may allow eligible holders to subscribe for one of the following parcels: $2,500, $7,500, $10,000, $15,000, $20,000, $30,000.

4B.9	*Will a scale back be applied if the offer is over-subscribed?
4B.9a	*Describe the scale back arrangements Answer this question if your response to Q4B.9 is “Yes”.
4B.10	*In what currency will the offer be made? For example, if the consideration for the issue is payable in Australian Dollars, state AUD.
4B.11	*Has the offer price been determined?
4B.11a	*What is the offer price per +security? Answer this question if your response to Q4B.11 is “Yes” using the currency specified in your answer to Q4B.9.

+ See chapter 19 for defined terms

31 January 2020Page 18

4B.11b	*How and when will the offer price be determined? Answer this question if your response to Q4B.11 is “No”.
Part 4C –	Proposed offer under +securities purchase plan – timetable

Question No.	Question	Answer
4C.1	*Date of announcement of +security purchase plan The announcement of the security purchase plan must be made prior to the commencement on trading on the announcement date.
4C.2

*+Record date

This is the date to identify security holders who may participate in the security purchase plan. Per Appendix 7A section 12 of the Listing Rules, this day is one business day before the entity announces the security purchase plan.

Note: the fact that an entity's securities may be in a trading halt or otherwise suspended from trading on this day does not affect this date being the date for identifying which security holders may participate in the security purchase plan.

4C.3	*Date on which offer documents will be made available to investors
4C.4	*Offer open date
4C.5	*Offer closing date
4C.6	*Announcement of results Per Appendix 7A section 12 of the Listing Rules, the entity should announce the results of the security purchase plan no more than 3 business days after the offer closing date
4C.7

*+Issue date

Per Appendix 7A section 12 of the Listing Rules, the last day for the entity to issue the securities purchased under the plan is no more than 7 business days after the closing date. The entity should lodge an Appendix 2A with ASX applying for quotation of the securities before 12pm Sydney time on this day

+ See chapter 19 for defined terms

31 January 2020Page 19

Part 4D –	Proposed offer under +securities purchase plan – listing rule requirements

Question No.	Question	Answer
4D.1

*Does the offer under the +securities purchase plan meet the requirements of listing rule 7.2 exception 5 that:

•the number of +securities to be issued is not greater than 30% of the number of fully paid +ordinary securities already on issue; and

•the issue price of the +securities is at least 80% of the +volume weighted average market price for +securities in that +class, calculated over the last 5 days on which sales in the +securities were recorded, either before the day on which the issue was announced or before the day on which the issue was made?

Answer this question if the issuer is an ASX Listing (i.e. not an ASX Debt Listing or ASX Foreign Exempt Listing).

4D.1a

*Are any of the +securities proposed to be issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1?

Answer this question if the issuer is an ASX Listing and your response to Q4D.1 is “No”.

4D.1a(i)

*How many +securities are proposed to be issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1?

Answer this question if the issuer is an ASX Listing, your response to Q4D.1 is “No” and your response to Q4D.1a is “Yes”.

Please complete and separately send by email to your ASX listings adviser a work sheet in the form of Annexure B to Guidance Note 21 confirming the entity has the available capacity under listing rule 7.1 to issue that number of securities.

4D.1b

*Are any of the +securities proposed to be issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)?

Answer this question if the issuer is an ASX Listing and your response to Q4D.1 is “No”.

4D.1b(i)

*How many +securities are proposed to be issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A?

Answer this question if the issuer is an ASX Listing, your response to Q4D.1 is “No” and your response to Q4D.1b is “Yes”.

Please complete and separately send by email to your ASX listings adviser a work sheet in the form of Annexure C to Guidance Note 21 confirming the entity has the available capacity under listing rule 7.1A to issue that number of securities.

+ See chapter 19 for defined terms

31 January 2020Page 20

Part 4E –	Proposed offer under +securities purchase plan – fees and expenses

Question No.	Question	Answer
4E.1	*Will there be a lead manager or broker to the proposed offer?
4E.1a	*Who is the lead manager/broker? Answer this question if your response to Q4E.1 is “Yes”.
4E.1b	*What fee, commission or other consideration is payable to them for acting as lead manager/broker? Answer this question if your response to Q4E.1 is “Yes”.
4E.2	*Is the proposed offer to be underwritten?
4E.2a

*Who are the underwriter(s)?

Answer this question if your response to Q4E.2 is “Yes”.

Note for issuers that are an ASX Listing (i.e. not an ASX Debt Listing or ASX Foreign Exempt Listing): listing rule 7.2 exception 5 does not extend to an issue of securities to or at the direction of an underwriter of an SPP. The issue will require security holder approval under listing rule 7.1 if you do not have the available placement capacity under listing rules 7.1 and/or 7.1A to cover the issue. Likewise, listing rule 10.12 exception 4 does not extend to an issue of securities to or at the direction of an underwriter of an SPP. If a party referred to in listing rule 10.11 is underwriting the proposed offer, this will require security holder approval under listing rule 10.11.

4E.2b	*What is the extent of the underwriting (i.e. the amount or proportion of the offer that is underwritten)? Answer this question if your response to Q4E.2 is “Yes”.
4E.2c

*What fees, commissions or other consideration are payable to them for acting as underwriter(s)?

Answer this question if your response to Q4E.2 is “Yes”.

This information includes any applicable discount the underwriter receives to the issue price payable by participants in the issue.

4E.2d

*Provide a summary of the significant events that could lead to the underwriting being terminated

Answer this question if your response to Q4E.2 is “Yes”.

You may cross-refer to a disclosure document, PDS, information memorandum, investor presentation or other announcement with this information provided it has been released on the ASX Market Announcements Platform.

+ See chapter 19 for defined terms

31 January 2020Page 21

4E.2e

*Is a party referred to in listing rule 10.11 underwriting or sub-underwriting the proposed offer?

Answer this question if the issuer is an ASX Listing (i.e. not an ASX Debt Listing or ASX Foreign Exempt Listing) and your response to Q4E.2 is “Yes”.

Note: If your response is “Yes”, this will require security holder approval under listing rule 10.11. Listing rule 10.12 exception 4 does not extend to an issue of securities to an underwriter or sub-underwriter of an SPP.

4E.2e(i)

*What is the name of that party?

Answer this question if the issuer is an ASX Listing and your response to Q4E.2e is “Yes”.

Note: If there is more than one such party acting as underwriter or sub-underwriter include all of their details in this and the next 2 questions.

4E.2e(ii)

*What is the extent of their underwriting or sub-underwriting (i.e. the amount or proportion of the issue they have underwritten or sub-underwritten)?

Answer this question if the issuer is an ASX Listing and your response to Q4E.2e is “Yes”.

4E.2e(iii)

*What fee, commission or other consideration is payable to them for acting as underwriter or sub-underwriter?

Answer this question if the issuer is an ASX Listing and your response to Q4E.2e is “Yes”.

Note: This includes any applicable discount the underwriter or sub-underwriter receives to the issue price payable by participants in the issue.

4E.3	*Will brokers who lodge acceptances or renunciations on behalf of eligible +security holders be paid a handling fee or commission?
4E.3a	*Will the handling fee or commission be dollar based or percentage based? Answer this question if your response to Q4E.3 is “Yes”.
4E.3b

*Amount of handling fee or commission payable to brokers who lodge acceptances or renunciations on behalf of eligible +security holders

Answer this question if your response to Q4E.3 is “Yes” and your response to Q4E.3a is “dollar based”.

4E.3c

*Percentage handling fee or commission payable to brokers who lodge acceptances or renunciations on behalf of eligible +security holders

Answer this question if your response to Q4E.3 is “Yes” and your response to Q4E.3a is “percentage based”.

4E.3d	Please provide any other relevant information about the handling fee or commission method Answer this question if your response to Q4E.3 is “Yes”.
4E.4	Details of any other material fees or costs to be incurred by the entity in connection with the proposed offer

+ See chapter 19 for defined terms

31 January 2020Page 22

Part 4F –	Proposed offer under +securities purchase plan – further information

Question No.	Question	Answer
4F.1	*The purpose(s) for which the entity intends to use the cash raised by the proposed issue You may select one or more of the items in the list.

☐ For additional working capital

☐ To fund the retirement of debt

☐ To pay for the acquisition of an asset [provide details below]

☐ To pay for services rendered [provide details below]

☐ Other [provide details below]

Additional details:

4F.2	*Will the entity be changing its dividend/distribution policy if the proposed issue is successful?
4F.2a	*Please explain how the entity will change its dividend/distribution policy if the proposed issue is successful Answer this question if your response to Q4F.2 is “Yes”.
4F.3	*Countries in which the entity has +security holders who will not be eligible to participate in the proposed offer
4F.4	*URL on the entity's website where investors can download information about the proposed offer
4F.5	Any other information the entity wishes to provide about the proposed offer

+ See chapter 19 for defined terms

31 January 2020Page 23

Part 5 – Details of proposed non-pro rata offer under a +disclosure document or +PDS

If your response to Q1.6 is “A non-pro rata offer of securities under a disclosure document or PDS”, please complete Parts 5A – 5F and the details of the securities proposed to be issued in Part 8. Refer to Listing Rule 7.10 for the rules that apply to non-pro rata issues to existing security holders.

Part 5A -	Proposed non-pro rata offer under a +disclosure document or +PDS – conditions

Question No.	Question	Answer
5A.1

*Are any of the below approvals required for the non-pro rata offer of +securities under a +disclosure document or + PDS?

•+Security holder approval

•Court approval

•Lodgement of court order with +ASIC

•ACCC approval

•FIRB approval

•Another approval/condition external to the entity.

No
5A.1a

Conditions

Answer these questions if your response to 5A.1 is “Yes”.

Select the applicable approval(s) from the list. More than one approval can be selected. The “date for determination” is the date that you expect to know if the approval is given (for example, the date of the security holder meeting in the case of +security holder approval or the date of the court hearing in the case of court approval).

*Approval/ condition Type	*Date for determination	*Is the date estimated or actual?	**Approval received/ condition met? Please respond “Yes” or “No”. Only answer this question when you know the outcome of the approval.	Comments
+Security holder approval
Court approval
Lodgement of court order with +ASIC
ACCC approval
FIRB approval
Other (please specify in comment section)

+ See chapter 19 for defined terms

31 January 2020Page 24

Part 5B –	Proposed non-pro rata offer under a +disclosure document or +PDS – offer details

Question No.	Question	Answer
5B.1	*Class of +securities to be offered under the +disclosure document or +PDS (please enter both the ASX security code & description)	Fully paid ordinary shares, and incentive rights to acquire fully paid ordinary shares
5B.2	*The number of +securities to be offered under the +disclosure document or +PDS	74,924 fully paid ordinary shares and 1,500,000 incentive rights to acquire ordinary shares
5B.3	*Will the offer be conditional on applications for a minimum number of +securities being received or a minimum amount being raised (i.e. a minimum subscription condition)?	No
5B.3a	*Describe the minimum subscription condition Answer this question if your response to Q5B.3 is “Yes”.
5B.4	*Will the entity be entitled to accept over-subscriptions?	No
5B.4a	*Provide details of the number or value of over-subscriptions that the entity may accept Answer this question if your response to Q5B.4 is “Yes”.
5B.5	*Will individual investors be required to accept the offer for a minimum number or value of +securities (i.e. a minimum acceptance condition)?	No
5B.5a	*Describe the minimum acceptance condition Answer this question if your response to Q5B.5 is “Yes”.
5B.6	*Will individual investors be limited to accepting the offer for a maximum number or value of +securities (i.e. a maximum acceptance condition)?	No
5B.6a	*Describe the maximum acceptance condition Answer this question if your response to Q5B.6 is “Yes”.
5B.7	*Will a scale back be applied if the offer is over-subscribed?	No
5B.7a	*Describe the scale back arrangements Answer this question if your response to Q5B.7 is “Yes”.
5B.8	*In what currency will the offer be made? For example, if the consideration for the issue is payable in Australian Dollars, state AUD.	AUD
5B.9	*Has the offer price been determined?	Yes

+ See chapter 19 for defined terms

31 January 2020Page 25

5B.9a	*What is the offer price per +security? Answer this question if your response to Q5B.9 is “Yes” using the currency specified in your answer to Q5B.8.

The incentive rights will be issued for nil consideration with an exercise price of A$2.86.

The shares will be issued as payment in connection with provision of facility in accordance with the terms of the Kentgrove Facility Agreement, for an equivalent consideration of A$275,000 ($3.67 per share).

5B.9b	*How and when will the offer price be determined? Answer this question if your response to Q5B.9 is “No”.
5B.9c

*Will the offer price be determined by way of a bookbuild?

Answer this question if your response to Q5B.9 is “No”.

If your response to this question is “yes”, please note the information that ASX expects to be announced about the results of the bookbuild set out in section 4.12 of Guidance Note 30 Notifying an Issue of Securities and Applying for their Quotation.

5B.9d

*Provide details of the parameters that will apply to the bookbuild (e.g. the indicative price range for the bookbuild)

Answer this question if your response to Q5B.9 is “No” and your response to Q5B.9c is “Yes”.

Part 5C –	Proposed non-pro rata offer under a +disclosure document or +PDS – timetable

Question No.	Question	Answer
5C.1

*Lodgement date of +disclosure document or +PDS with ASIC

Note: If the securities are to be quoted on ASX, you must lodge an Appendix 2A Application for Quotation of Securities with ASX within 7 days of this date.

7 July 2020
5C.2	*Date when +disclosure document or +PDS and acceptance forms will be made available to investors	7 July 2020
5C.3	*Offer open date	7 July 2020
5C.4	*Closing date for receipt of acceptances	8 July 2020
5C.6	*Proposed +issue date	7 July 2020

+ See chapter 19 for defined terms

31 January 2020Page 26

Part 5D –	Proposed non-pro rata offer under a +disclosure document or +PDS – listing rule requirements

Question No.	Question	Answer
5D.1

*Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1?

Answer this question if the issuer is an ASX Listing (i.e. not an ASX Debt Listing or ASX Foreign Exempt Listing).

No
5D.1a	*Date of meeting or proposed meeting to approve the issue under listing rule 7.1 Answer this question if the issuer is an ASX Listing and your response to Q5D.1 is “Yes”.
5D.1b

*Are any of the +securities proposed to be issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1?

Answer this question if the issuer is an ASX Listing and your response to Q5D.1 is “No”.

Yes
5D.1b(i)

*How many +securities are proposed to be issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1?

Answer this question if the issuer is an ASX Listing, your response to Q5D.1 is “No” and your response to Q5D.1b is “Yes”.

Please complete and separately send by email to your ASX listings adviser a work sheet in the form of Annexure B to Guidance Note 21 confirming the entity has the available capacity under listing rule 7.1 to issue that number of securities.

74,924 fully paid ordinary shares and 1,500,000 incentive rights to acquire fully paid ordinary shares
5D.1c

*Are any of the +securities proposed to be issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)?

Answer this question if the issuer is an ASX Listing and your response to Q5D.1 is “No”.

No
5D.1c(i)

*How many +securities are proposed to be issued without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A?

Answer this question if the issuer is an ASX Listing, your response to Q5D.1 is “No” and your response to Q5D.1c is “Yes”.

Please complete and separately send by email to your ASX listings adviser a work sheet in the form of Annexure C to Guidance Note 21 confirming the entity has the available capacity under listing rule 7.1A to issue that number of securities.

+ See chapter 19 for defined terms

31 January 2020Page 27

Part 5E –	Proposed non-pro rata offer under a disclosure document or PDS – fees and expenses

Question No.	Question	Answer
5E.1	*Will there be a lead manager or broker to the proposed offer?	No
5E.1a	*Who is the lead manager/broker? Answer this question if your response to Q5E.1 is “Yes”.
5E.1b	*What fee, commission or other consideration is payable to them for acting as lead manager/broker? Answer this question if your response to Q5E.1 is “Yes”.
5E.2	*Is the proposed offer to be underwritten?	No
5E.2a	*Who are the underwriter(s)? Answer this question if your response to Q5E.2 is “Yes”.
5E.2b	*What is the extent of the underwriting (i.e. the amount or proportion of the offer that is underwritten)? Answer this question if your response to Q5E.2 is “Yes”.
5E.2c

*What fees, commissions or other consideration are payable to them for acting as underwriter(s)?

Answer this question if your response to Q5E.2 is “Yes”.

Note: This includes any applicable discount the underwriter receives to the issue price payable by participants in the offer.

5E.2d

*Provide a summary of the significant events that could lead to the underwriting being terminated

Answer this question if your response to Q5E.2 is “Yes”.

You may cross-refer to another document with this information provided it has been released on the ASX Market Announcements Platform.

5E.2e

*Is a party referred to in listing rule 10.11 underwriting or sub-underwriting the proposed offer?

Answer this question if the issuer is an ASX Listing (i.e. not an ASX Debt Listing or ASX Foreign Exempt Listing) and your response to Q5E.2 is “Yes”.

Note: If your response is “Yes”, this will require security holder approval under listing rule 10.11.

5E.2e(i)

*What is the name of that party?

Answer this question if the issuer is an ASX Listing and your response to Q5E.2e is “Yes”.

Note: If there is more than one such party acting as underwriter or sub-underwriter include all of their details in this and the next 2 questions.

+ See chapter 19 for defined terms

31 January 2020Page 28

5E.2e(ii)

*What is the extent of their underwriting or sub-underwriting (ie the amount or proportion of the issue they have underwritten or sub-underwritten)?

Answer this question if the issuer is an ASX Listing and your response to Q5E.2e is “Yes”.

5E.2e(iii)

*What fee, commission or other consideration is payable to them for acting as underwriter or sub-underwriter?

Answer this question if the issuer is an ASX Listing and your response to Q5E.2e is “Yes”.

Note: This includes any applicable discount the underwriter or sub-underwriter receives to the issue price payable by participants in the issue.

5E.3	*Will brokers who lodge acceptances or renunciations on behalf of eligible +security holders be paid a handling fee or commission?	No
5E.3a	* Will the handling fee or commission be dollar based or percentage based? Answer this question if your response to Q5E.3 is “Yes”.
5E.3b

*Amount of handling fee or commission payable to brokers who lodge acceptances or renunciations on behalf of eligible +security holders

Answer this question if your response to Q5E.3 is “Yes” and your response to Q5E.3a is “dollar based”.

5E.3c

*Percentage handling fee or commission payable to brokers who lodge acceptances or renunciations on behalf of eligible +security holders

Answer this question if your response to Q5E.3 is “Yes” and your response to Q5E.3a is “percentage based”.

5E.3d	Please provide any other relevant information about the handling fee or commission method Answer this question if your response to Q5E.3 is “Yes”.
5E.4	Details of any other material fees or costs to be incurred by the entity in connection with the proposed offer	N/A

+ See chapter 19 for defined terms

31 January 2020Page 29

Part 5F –	Proposed non-pro rata offer under a +disclosure document or +PDS – further information

Question No.	Question	Answer
5F.1	*The purpose(s) for which the entity intends to use the cash raised by the proposed offer You may select one or more of the items in the list.

☐ For additional working capital

☐ To fund the retirement of debt

☐ To pay for the acquisition of an asset [provide details below]

☐ To pay for services rendered [provide details below]

☐ Other [provide details below]

Additional details: N.A.

5F.2	*Will the entity be changing its dividend/distribution policy if the proposed issue is successful?	No
5F.2a	*Please explain how the entity will change its dividend/distribution policy if the proposed issue is successful Answer this question if your response to Q5F.2 is “Yes”.
5F.3	*Please explain the entity’s allocation policy for the offer, including whether or not acceptances from existing +security holders will be given priority	The securities will be offered solely to Kentgrove in accordance with the terms of the Kentgrove Facility Agreement
5F.4	*URL on the entity’s website where investors can download the +disclosure document or +PDS	http://investorsmedia.mesoblast.com/investor-overview
5F.5	Any other information the entity wishes to provide about the proposed offer	N/A

+ See chapter 19 for defined terms

31 January 2020Page 30

Part 6 – Details of proposed non-pro rata offer to wholesale investors under an +information memorandum

If your response to Q1.6 is “A non-+pro rata offer to wholesale investors under an information memorandum”, please complete Parts 6A – 6F and the details of the securities proposed to be issued in Part 8. Refer to Listing Rule 7.10 for the rules that apply to non-pro rata issues to existing security holders.

Part 6A –	Proposed non-pro rata offer to wholesale investors under an +information memorandum – conditions

Question No.	Question	Answer
6A.1

*Are any of the below approvals required for the non-pro rata offer to wholesale investors under an information memorandum issue?

•+Security holder approval

•Court approval

•Lodgement of court order with +ASIC

•ACCC approval

•FIRB approval

•Another approval/condition external to the entity required to be given/met for the offer to wholesale investors under an information memorandum issue.

6A.1a

Conditions

Answer these questions if your response to 6A.1 is Yes

Select the applicable approvals from the list. More than one approval can be selected. The “date for determination” is the date that you expect to know if the approval is given (for example, the date of the security holder meeting in the case of +security holder approval or the date of the court hearing in the case of court approval).

*Approval/ condition Type	*Date for determination	*Is the date estimated or actual?	**Approval received/ condition met? Please respond “Yes” or “No”. Only answer this question when you know the outcome of the approval.	Comments
+Security holder approval
Court approval
Lodgement of court order with +ASIC
ACCC approval
FIRB approval
Other (please specify in comment section)
Part 6B –	Proposed non-pro rata offer to wholesale investors under an +information memorandum – offer details

Question No.	Question	Answer
6B.1	*Class of +securities to be offered under the +information memorandum (please enter both the ASX security code & description)

+ See chapter 19 for defined terms

31 January 2020Page 31

6B.2	*The number of +securities to be offered under the +information memorandum
6B.3	*Will the offer be conditional on applications for a minimum number of +securities being received or a minimum amount being raised (i.e. a minimum subscription condition)?
6B.3a	*Describe the minimum subscription condition Answer this question if your response to Q6B.3 is “Yes”.
6B.4	*Will the entity be entitled to accept over-subscriptions?
6B.4a	*Provide details of the number or value of over-subscriptions that the entity may accept Answer this question if your response to Q6B.4 is “Yes”.
6B.5	*Will individual investors be required to accept the offer for a minimum number or value of +securities (i.e. a minimum acceptance condition)?
6B.5a	*Describe the minimum acceptance condition Answer this question if your response to Q6B.5 is “Yes”.
6B.6	*Will individual investors be limited to accepting the offer for a maximum number or value of +securities (i.e. a maximum acceptance condition)?
6B.6a	*Describe the maximum acceptance condition Answer this question if your response to Q6B.6 is “Yes”.
6B.7	*Will a scale back be applied if the offer is over-subscribed?
6B.7a	*Describe the scale back arrangements Answer this question if your response to Q6B.7 is “Yes”.
6B.8	*In what currency will the offer be made? For example, if the consideration for the issue is payable in Australian Dollars, state AUD.
6B.9	*Has the offer price been determined?
6B.9a	*What is the offer price per +security? Answer this question if your response to Q6B.9 is “Yes” using the currency specified in your answer to Q6B.8.
6B.9b	*How and when will the offer price be determined? Answer this question if your response to Q6B.9 is “No”.

+ See chapter 19 for defined terms

31 January 2020Page 32

6B.9c

*Will the offer price be determined by way of a bookbuild?

Answer this question if your response to Q6B.9 is “No”.

If your response to this question is “yes”, please note the information that ASX expects to be announced about the results of the bookbuild set out in section 4.12 of Guidance Note 30 Notifying an Issue of Securities and Applying for their Quotation.

6B.9d

*Provide details of the parameters that will apply to the bookbuild (e.g. the indicative price range for the bookbuild)

Answer this question if your response to Q6B.9 is “No” and your response to Q6B.9c is “Yes”.

Part 6C –	Proposed non-pro rata offer to wholesale investors under an +information memorandum – timetable

Question No.	Question	Answer
6C.1	*Expected date of +information memorandum
6C.2	*Date when +information memorandum and acceptance forms will be made available to investors
6C.3	*Offer open date
6C.4	*Closing date for receipt of acceptances
6C.6	*Proposed +Issue date
Part 6D –	Proposed non-pro rata offer to wholesale investors under an +information memorandum – listing rule requirements

Question No.	Question	Answer
6D.1

*Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1?

Answer this question if the issuer is an ASX Listing (i.e. not an ASX Debt Listing or ASX Foreign Exempt Listing).

6D.1a	*Date of meeting or proposed meeting to approve the issue under listing rule 7.1 Answer this question if the issuer is an ASX Listing and your response to Q6D.1 is “Yes”.
6D.1b

*Are any of the +securities proposed to be issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1?

Answer this question if the issuer is an ASX Listing and your response to Q6D.1 is “No”.

+ See chapter 19 for defined terms

31 January 2020Page 33

6D.1b(i)

*How many +securities are proposed to be issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1?

Answer this question if the issuer is an ASX Listing, your response to Q6D.1 is “No” and your response to Q6D.1b is “Yes”.

Please complete and separately send by email to your ASX listings adviser a work sheet in the form of Annexure B to Guidance Note 21 confirming the entity has the available capacity under listing rule 7.1 to issue that number of securities.

6D.1c

*Are any of the +securities proposed to be issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)?

Answer this question if the issuer is an ASX Listing your response to Q6D.1 is “No”.

6D.1c(i)

*How many +securities are proposed to be issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A?

Answer this question if the issuer is an ASX Listing, your response to Q6D.1 is “No” and your response to Q6D.1c is “Yes”.

Please complete and separately send by email to your ASX listings adviser a work sheet in the form of Annexure C to Guidance Note 21 confirming the entity has the available capacity under listing rule 7.1A to issue that number of securities.

Part 6E –	Proposed non-pro rata offer to wholesale investors under an +information memorandum – fees and expenses

Question No.	Question	Answer
6E.1	*Will there be a lead manager or broker to the proposed offer?
6E.1a	*Who is the lead manager/broker? Answer this question if your response to Q6E.1 is “Yes”.
6E.1b	*What fee, commission or other consideration is payable to them for acting as lead manager/broker? Answer this question if your response to Q6E.1 is “Yes”.
6E.2	*Is the proposed offer to be underwritten?
6E.2a	*Who are the underwriter(s)? Answer this question if your response to Q6E.2 is “Yes”.
6E.2b	*What is the extent of the underwriting (i.e. the amount or proportion of the offer that is underwritten)? Answer this question if your response to Q6E.2 is Yes

+ See chapter 19 for defined terms

31 January 2020Page 34

6E.2c

*What fees, commissions or other consideration are payable to them for acting as underwriter(s)?

Answer this question if your response to Q6E.2 is “Yes”.

Note: This includes any applicable discount the underwriter receives to the issue price payable by participants in the issue.

6E.2d

*Provide a summary of the significant events that could lead to the underwriting being terminated

Answer this question if your response to Q6E.2 is "Yes”.

You may cross-refer to another document with this information provided it has been released on the ASX Market Announcements Platform.

6E.2e

*Is a party referred to in listing rule 10.11 underwriting or sub-underwriting the proposed offer?

Answer this question if the issuer is an ASX Listing and your response to Q6E.2 is “Yes”.

Note: If your response is “Yes”, this will require security holder approval under listing rule 10.11.

6E.2e(i)

*What is the name of that party?

Answer this question if the issuer is ASX Listing and your response to Q6E.2e is “Yes”.

Note: If there is more than one such party acting as underwriter or sub-underwriter include all of their details in this and the next 2 questions

6E.2e(ii)

*What is the extent of their underwriting or sub-underwriting (ie the amount or proportion of the issue they have underwritten or sub-underwritten)?

Answer this question if the issuer is an ASX Listing and your response to Q6E.2e is “Yes”.

6E.2e(iii)

*What fee, commission or other consideration is payable to them for acting as underwriter or sub-underwriter?

Answer this question if the issuer is ASX Listing and your response to Q6E.2e is “Yes”.

Note: This includes any applicable discount the underwriter or sub-underwriter receives to the issue price payable by participants in the issue.

6E.3	*Will brokers who lodge acceptances or renunciations on behalf of eligible +security holders be paid a handling fee or commission?
6E.3a	* Will the handling fee or commission be dollar based or percentage based? Answer this question if your response to Q6E.3 is “Yes”.
6E.3b

*Amount of handling fee or commission payable to brokers who lodge acceptances or renunciations on behalf of eligible +security holders

Answer this question if your response to Q6E.3 is “Yes” and your response to Q6E.3a is “dollar based”.

+ See chapter 19 for defined terms

31 January 2020Page 35

6E.3c

*Percentage handling fee or commission payable to brokers who lodge acceptances or renunciations on behalf of eligible +security holders

Answer this question if your response to Q6E.3 is “Yes” and your response to Q6E.3a is “percentage based”.

6E.3d	Please provide any other relevant information about the handling fee or commission method Answer this question if your response to Q6E.3 is “Yes”.
6E.4	Details of any other material fees or costs to be incurred by the entity in connection with the proposed offer
Part 6F –	Proposed non-pro rata offer to wholesale investors under an +information memorandum – further information

Question No.	Question	Answer
6F.1	*The purpose(s) for which the entity intends to use the cash raised by the proposed offer You may select one or more of the items in the list.

☐ For additional working capital

☐ To fund the retirement of debt

☐ To pay for the acquisition of an asset [provide details below]

☐ To pay for services rendered [provide details below]

☐ Other [provide details below]

Additional details:

6F.2	*Will the entity be changing its dividend/distribution policy if the proposed issue is successful?
6F.2a	*Please explain how the entity will change its dividend/distribution policy if the proposed issue is successful Answer this question if your response to Q6F.2 is “Yes”.
6F.3	*The entity’s allocation policy for the offer, including whether or not acceptances from existing +security holders will be given priority
6F.4	*URL on the entity’s website where wholesale investors can download the +information memorandum
6F.5	Any other information the entity wishes to provide about the proposed offer

+ See chapter 19 for defined terms

31 January 2020Page 36

Part 7 – Details of proposed placement or other issue

If your response to Q1.6 is “A placement or other type of issue”, please complete Parts 7A – 7F and the details of the securities proposed to be issued in Part 8.

Part 7A –	Proposed placement or other issue – conditions

Question No.	Question	Answer
7A.1

*Are any of the following approvals required for the placement or other type of issue?

•+Security holder approval

•Court approval

•Lodgement of court order with +ASIC

•ACCC approval

•FIRB approval

•Another approval/condition external to the entity.

7A.1a

Conditions

Answer these questions if your response to 7A.1 is “Yes”.

Select the applicable approval(s) from the list. More than one approval can be selected. The “date for determination” is the date that you expect to know if the approval is given (for example, the date of the security holder meeting in the case of +security holder approval or the date of the court hearing in the case of court approval).

*Approval/ condition Type	*Date for determination	*Is the date estimated or actual?	**Approval received/ condition met? Please answer “Yes” or “No”. Only answer this question when you know the outcome of the approval.	Comments
+Security holder approval
Court approval
Lodgement of court order with +ASIC
ACCC approval
FIRB approval
Other (please specify in comment section)

Part 7B –Details of proposed placement or other issue - issue details

Question No.	Question	Answer
7B.1	Number of +securities proposed to be issued
7B.2	*Are the +securities proposed to be issued being issued for a cash consideration? If the securities are being issued for nil cash consideration, answer this question “No”.

+ See chapter 19 for defined terms

31 January 2020Page 37

7B.2a	*In what currency is the cash consideration being paid For example, if the consideration is being paid in Australian Dollars, state AUD. Answer this question if your response to Q7B.1 is “Yes”.
7B.2b

*What is the issue price per +security

Answer this question if your response to Q7B.1 is “Yes” and by reference to the issue currency provided in your response to Q7B.1a.

Note: you cannot enter a nil amount here. If the securities are being issued for nil cash consideration, answer Q7B.1 as “No” and complete Q7B.1c.

7B.2c	Please describe the consideration being provided for the +securities Answer this question if your response to Q7B.1 is “No”.
7B.2d	Please provide an estimate of the AUD equivalent of the consideration being provided for the +securities Answer this question if your response to Q7B.1 is “No”.
Part 7C –	Proposed placement or other issue – timetable

Question No.	Question	Answer
7C.1	*Proposed +issue date
Part 7D –	Proposed placement or other issue – listing rule requirements

Question No.	Question	Answer
7D.1

*Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1?

Answer this question if the issuer is an ASX Listing (i.e. not an ASX Debt Listing or ASX Foreign Exempt Listing).

7D.1a	*Date of meeting or proposed meeting to approve the issue under listing rule 7.1 Answer this question if the issuer is an ASX Listing and your response to Q7D.1 is “Yes”.
7D.1b

*Are any of the +securities proposed to be issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1?

Answer this question if the issuer is an ASX Listing and your response to Q7D.1 is “No”.

+ See chapter 19 for defined terms

31 January 2020Page 38

7D.1b(i)

*How many +securities are proposed to be issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1?

Answer this question the issuer is an ASX Listing, your response to Q7D.1 is “No” and if your response to Q7D.1b is “Yes”.

Please complete and separately send by email to your ASX listings adviser a work sheet in the form of Annexure B to Guidance Note 21 confirming the entity has the available capacity under listing rule 7.1 to issue that number of securities.

7D.1c

*Are any of the +securities proposed to be issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)?

Answer this question if the issuer is an ASX Listing and your response to Q7D.1 is “No”.

7D.1c(i)

*How many +securities are proposed to be issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A?

Answer this question if the issuer is an ASX Listing, your response to Q7D.1 is “No” and your response to Q7D.1c is “Yes”.

Please complete and separately send by email to your ASX listings adviser a work sheet in the form of Annexure C to Guidance Note 21 confirming the entity has the available capacity under listing rule 7.1A to issue that number of securities.

7D.1c(ii)

*Please explain why the entity has chosen to do a placement or other issue rather than a +pro rata issue or an offer under a +security purchase plan in which existing ordinary +security holders would have been eligible to participate

Answer this question if the issuer is an ASX Listing, your response to Q7D.1 is “No” and your response to Q7D.1c is “Yes”.

7D.2

*Is a party referred to in listing rule 10.11.1 participating in the proposed issue?

Answer this question if the issuer is an ASX Listing.

Note: If your response is “Yes”, this will require security holder approval under listing rule 10.11.

7D.3	*Will any of the +securities to be issued be +restricted securities for the purposes of the listing rules? Note: the entity should not apply for quotation of restricted securities
7D.3a	*Please enter, the number and +class of the +restricted securities and the date from which they will cease to be +restricted securities Answer this question if your response to Q7D.3 is “Yes”.
7D.4	*Will any of the +securities to be issued be subject to +voluntary escrow?

+ See chapter 19 for defined terms

31 January 2020Page 39

7D.4a

*Please enter the number and +class of the +securities subject to +voluntary escrow and the date from which they will cease to be subject to +voluntary escrow

Answer this question if your response to Q7D.4 is “Yes”.

Part 7E –	Proposed placement or other issue – fees and expenses

Question No.	Question	Answer
7E.1	*Will there be a lead manager or broker to the proposed issue?
7E.1a	*Who is the lead manager/broker? Answer this question if your response to Q7E.1 is “Yes”.
7E.1b	*What fee, commission or other consideration is payable to them for acting as lead manager/broker? Answer this question if your response to Q7E.1 is “Yes”.
7E.2	*Is the proposed issue to be underwritten?
7E.2a	*Who are the underwriter(s)? Answer this question if your response to Q7E.2 is “Yes”.
7E.2b	*What is the extent of the underwriting (i.e. the amount or proportion of the issue that is underwritten)? Answer this question if your response to Q7E.2 is “Yes”.
7E.2c

*What fees, commissions or other consideration are payable to them for acting as underwriter(s)?

Answer this question if your response to Q7E.2 is “Yes”.

Note: This includes any applicable discount the underwriter receives to the issue price payable by participants in the issue.

7E.2d

*Provide a summary of the significant events that could lead to the underwriting being terminated

Answer this question if your response to Q7E.2 is “Yes”.

Note: You may cross-refer to a covering announcement or to a separate annexure with this information.

7E.3

*Is a party referred to in listing rule 10.11 underwriting or sub-underwriting the proposed issue?

Answer this question if the issuer is an ASX Listing (i.e. not an ASX Debt Listing or ASX Foreign Exempt Listing) and your response to Q7E.2 is “Yes”.

Note: If your response is “Yes”, this will require security holder approval under listing rule 10.11.

+ See chapter 19 for defined terms

31 January 2020Page 40

7E.3a

*What is the name of that party?

Answer this question if the issuer is an ASX Listing and your response to Q7E.3 is “Yes”.

Note: If there is more than one such party acting as underwriter or sub-underwriter include all of their details in this and the next 2 questions.

7E.3b

*What is the extent of their underwriting or sub-underwriting (i.e. the amount or proportion of the issue they have underwritten or sub-underwritten)?

Answer this question if the issuer is an ASX Listing and your response to Q7E.3 is “Yes”.

7E.3c

*What fee, commission or other consideration is payable to them for acting as underwriter or sub-underwriter?

Answer this question if the issuer is an ASX Listing and your response to Q7E.3 is “Yes”.

Note: This includes any applicable discount the underwriter or sub-underwriter receives to the issue price payable by participants in the issue.

7E.4	Details of any other material fees or costs to be incurred by the entity in connection with the proposed issue
Part 7F –	Proposed placement or other issue – further information

Question No.	Question	Answer
7F.1	*The purpose(s) for which the entity is issuing the securities You may select one or more of the items in the list.

☐ To raise additional working capital

☐ To fund the retirement of debt

☐ To pay for the acquisition of an asset [provide details below]

☐ To pay for services rendered [provide details below]

☐ Other [provide details below]

Additional details:

7F.2	*Will the entity be changing its dividend/distribution policy if the proposed issue proceeds?
7F.2a	*Please explain how the entity will change its dividend/distribution policy if the proposed issue proceeds Answer this question if your response to Q7F.2 is “Yes”.
7F.3	Any other information the entity wishes to provide about the proposed issue

+ See chapter 19 for defined terms

31 January 2020Page 41

Part 8 – details of +securities proposed to be issued

Answer the relevant questions in this part for the type of +securities the entity proposes to issue. If the entity is proposing to issue more than one class of security, including free attaching securities, please complete a separate version of Part 8 for each class of security proposed to be issued.

Part 8A –	type of +securities proposed to be issued

Question No.	Question	Answer
8A.1	*The +securities proposed to be issued are: Tick whichever is applicable Note: SPP offers must select “existing quoted class”

☒ Additional +securities in a class that is already quoted on ASX ("existing quoted class")

☒ Additional +securities in a class that is not currently quoted, and not intended to be quoted, on ASX ("existing unquoted class")

☐ New +securities in a class that is not yet quoted, but is intended to be quoted, on ASX ("new quoted class")

☐ New +securities in a class that is not quoted, and not intended to be quoted, on ASX ("new unquoted class")

Note: If the +securities referred to in this form are being offered under a +disclosure document or +PDS and the entity selects the first or third option in its response to question 8A.1 above (existing quoted class or new quoted class), then by lodging this form with ASX, the entity will be taken, for the purposes of sections 711(5) and 1013H (as applicable) of the Corporations Act, to have applied for quotation of those +securities. However, once the final number of +securities offered under the +disclosure document or +PDS is known, the entity must complete and lodge with ASX an Appendix 2A applying for the quotation of that number of +securities.

Part 8B –	details of +securities proposed to be issued (existing quoted class or existing unquoted class)

Answer the questions in this Part if your response to Q8A.1 is “existing quoted class” or “existing unquoted class”.

Question No.	Question	Answer
8B.1	*ASX security code & description	ORD - 74,924 fully paid ordinary shares 1,500,000 incentive rights
8B.2a	*Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued +securities in that class?	Yes
8B.2b	*Is the actual date from which the +securities will rank equally (non-ranking end date) known? Answer this question if your response to Q8B.2a is “No”.
8B.2c	*Provide the actual non-ranking end date Answer this question if your response to Q8B.2a is “No” and your response to Q8B.2b is “Yes”.

+ See chapter 19 for defined terms

31 January 2020Page 42

8B.2d	*Provide the estimated non-ranking end period Answer this question if your response to Q8B.2a is “No” and your response to Q8B.2b is “No”.
8B.2e

*Please state the extent to which the +securities do not rank equally:

•in relation to the next dividend, distribution or interest payment; or

•for any other reason

Answer this question if your response to Q8B.2a is “No”.

For example, the securities may not rank at all, or may rank proportionately based on the percentage of the period in question they have been on issue, for the next dividend, distribution or interest payment or they may not be entitled to participate in some other event, such as an entitlement issue.

Part 8C –	details of +securities proposed to be issued (new quoted class or new unquoted class)

Answer the questions in this Part if your response to Q8A.1 is “new quoted class” or “new unquoted class”.

Question No.	Question	Answer
8C.1	*+Security description The ASX security code for this security will be confirmed by ASX in due course.
8C.2

*Security type

Select one item from the list.

Please select the most appropriate security type from the list. This will determine more detailed questions to be asked about the security later in this section. Select “ordinary fully or partly paid shares/units” for stapled securities or CDIs. For interest rate securities, please select the appropriate choice from either “Convertible debt securities” or “Non-convertible debt securities”. Select “Other” for performance shares/units and performance options/rights or if the selections available in the list do not appropriately describe the security being issued.

☐ Ordinary fully or partly paid shares/units ☐ Options ☐ +Convertible debt securities ☐ Non-convertible +debt securities ☐ Redeemable preference shares/units ☐ Other
8C.3	ISIN code Answer this question if you are an entity incorporated outside Australia and you are proposing to issue a new class of securities other than CDIs. See also the note at the top of this form.
8C.4a	*Will all the +securities proposed to be issued in this class rank equally in all respects from the issue date?
8C.4b	*Is the actual date from which the +securities will rank equally (non-ranking end date) known? Answer this question if your response to Q8C.4a is “No”.
8C.4c	*Provide the actual non-ranking end date Answer this question if your response to Q8C.5a is “No” and your response to Q8C.4b is “Yes”.

+ See chapter 19 for defined terms

31 January 2020Page 43

8C.4d	*Provide the estimated non-ranking end period Answer this question if your response to Q8C.4a is “No” and your response to Q8C.4b is “No”.
8C.4e

*Please state the extent to which the +securities do not rank equally:

•in relation to the next dividend, distribution or interest payment; or

•for any other reason

Answer this question if your response to Q8C.4a is “No”.

For example, the securities may not rank at all, or may rank proportionately based on the percentage of the period in question they have been on issue, for the next dividend, distribution or interest payment; or they may not be entitled to participate in some other event, such as an entitlement issue.

8C.5

Please attach a document or provide a URL link for a document lodged with ASX setting out the material terms of the +securities proposed to be issued

You may cross-reference a disclosure document, PDS, information memorandum, investor presentation or other announcement with this information provided it has been released to the ASX Market Announcements Platform.

8C.6

*Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1?

Answer this question only if you are an ASX Listing. (ASX Foreign Exempt Listings and ASX Debt Listings do not have to answer this question).

If your response is “No” and the securities have any unusual terms, you should approach ASX as soon as possible for confirmation under listing rule 6.1 that the terms are appropriate and equitable.

8C.7a	Ordinary fully or partly paid shares/units details Answer the questions in this section if you selected this security type in your response to Question 8C.2.
*+Security currency This is the currency in which the face amount of an issue is denominated. It will also typically be the currency in which distributions are declared.
*Will there be CDIs issued over the +securities?

*CDI ratio

Answer this question if you answered “Yes” to the previous question. This is the ratio at which CDIs can be transmuted into the underlying security (e.g. 4:1 means 4 CDIs represent 1 underlying security whereas 1:4 means 1 CDI represents 4 underlying securities).

*Is it a partly paid class of +security?

+ See chapter 19 for defined terms

31 January 2020Page 44

*Paid up amount: unpaid amount

Answer this question if answered “Yes” to the previous question.

The paid up amount represents the amount of application money and/or calls which have been paid on any security considered ‘partly paid’

The unpaid amount represents the unpaid or yet to be called amount on any security considered ‘partly paid’.

The amounts should be provided per the security currency (e.g. if the security currency is AUD, then the paid up and unpaid amount per security in AUD).

*Is it a stapled +security? This is a security class that comprises a number of ordinary shares and/or ordinary units issued by separate entities that are stapled together for the purposes of trading.
8C.7b	Option details Answer the questions in this section if you selected this security type in your response to Question Q8C.2.
*+Security currency This is the currency in which the exercise price is payable.

*Exercise price

The price at which each option can be exercised and convert into the underlying security.

The exercise price should be provided per the security currency (i.e. if the security currency is AUD, the exercise price should be expressed in AUD).

*Expiry date The date on which the options expire or terminate.

*Details of the number and type of +security (including its ASX security code if the +security is quoted on ASX) that will be issued if an option is exercised

For example, if the option can be exercised to receive one fully paid ordinary share with ASX security code ABC, please insert “One fully paid ordinary share (ASX:ABC)”.

8C.7c

Details of non-convertible +debt securities, +convertible debt securities, or redeemable preference shares/units

Answer the questions in this section if you selected one of these security types in your response to Question Q8C.2.

Refer to Guidance Note 34 and the “Guide to the Naming Conventions and Security Descriptions for ASX Quoted Debt and Hybrid Securities” for further information on certain terms used in this section

	*Type of +security Select one item from the list	☐ Simple corporate bond ☐ Non-convertible note or bond ☐ Convertible note or bond ☐ Preference share/unit ☐ Capital note ☐ Hybrid security ☐ Other
*+Security currency This is the currency in which the face value of the security is denominated. It will also typically be the currency in which interest or distributions are paid.

+ See chapter 19 for defined terms

31 January 2020Page 45

*Face value This is the principal amount of each security. The face value should be provided per the security currency (i.e. if security currency is AUD, then the face value per security in AUD).

*Interest rate type

Select one item from the list

Select the appropriate interest rate type per the terms of the security. Definitions for each type are provided in the Guide to the Naming Conventions and Security Descriptions for ASX Quoted Debt and Hybrid Securities

☐ Fixed rate ☐ Floating rate ☐ Indexed rate ☐ Variable rate ☐ Zero coupon/no interest ☐ Other
*Frequency of coupon/interest payments per year Select one item from the list.	☐ Monthly ☐ Quarterly ☐ Semi-annual ☐ Annual ☐ No coupon/interest payments ☐ Other
*First interest payment date A response is not required if you have selected “No coupon/interest payments” in response to the question above on the frequency of coupon/interest payments
*Interest rate per annum Answer this question if the interest rate type is fixed.
*Is the interest rate per annum estimated at this time? Answer this question if the interest rate type is fixed.

*If the interest rate per annum is estimated, then what is the date for this information to be announced to the market (if known)

Answer this question if the interest rate type is fixed and your response to the previous question is “Yes”.

Answer “Unknown” if the date is not known at this time.

*Does the interest rate include a reference rate, base rate or market rate (e.g. BBSW or CPI)? Answer this question if the interest rate type is floating or indexed.
*What is the reference rate, base rate or market rate? Answer this question if the interest rate type is floating or indexed and your response to the previous question is “Yes”.
*Does the interest rate include a margin above the reference rate, base rate or market rate? Answer this question if the interest rate type is floating or indexed.

+ See chapter 19 for defined terms

31 January 2020Page 46

*What is the margin above the reference rate, base rate or market rate (expressed as a percent per annum)

Answer this question if the interest rate type is floating or indexed and your response to the previous question is “Yes”.

*Is the margin estimated at this time? Answer this question if the interest rate type is floating or indexed.

*If the margin is estimated, then what is the date for this information to be announced to the market (if known)

Answer this question if the interest rate type is floating or indexed and your response to the previous question is “Yes”.

Answer “Unknown” if the date is not known at this time.

*S128F of the Income Tax Assessment Act status applicable to the +security

Select one item from the list

For financial products which are likely to give rise to a payment to which s128F of the Income Tax Assessment Act applies, ASX requests issuers to confirm the s128F status of the security:

•“s128F exempt” means interest payments are not taxable to non-residents;

•“Not s128F exempt” means interest payments are taxable to non-residents;

•“s128F exemption status unknown” means the issuer is unable to advise the status;

“Not applicable” means s128F is not applicable to this security

☐ s128F exempt ☐ Not s128F exempt ☐ s128F exemption status unknown ☐ Not applicable
*Is the +security perpetual (i.e. no maturity date)?
*Maturity date Answer this question if the security is not perpetual

*Select other features applicable to the +security

Up to 4 features can be selected. Further information is available in the Guide to the Naming Conventions and Security Descriptions for ASX Quoted Debt and Hybrid Securities.

☐ Simple

☐ Subordinated

☐ Secured

☐ Converting

☐ Convertible

☐ Transformable

☐ Exchangeable

☐ Cumulative

☐ Non-Cumulative

☐ Redeemable

☐ Extendable

☐ Reset

☐ Step-Down

☐ Step-Up

☐ Stapled

☐ None of the above

+ See chapter 19 for defined terms

31 January 2020Page 47

*Is there a first trigger date on which a right of conversion, redemption, call or put can be exercised (whichever is first)?
*If yes, what is the first trigger date Answer this question if your response to the previous question is “Yes”.

*Details of the number and type of +security (including its ASX security code if the +security is quoted on ASX) that will be issued if the +securities to be quoted are converted, transformed or exchanged

Answer this question if the security features include “converting”, “convertible”, “transformable” or “exchangeable”.

For example, if the security can be converted into 1,000 fully paid ordinary shares with ASX security code ABC, please insert “1,000 fully paid ordinary shares (ASX:ABC)”.

Introduced 01/12/19; amended 31/01/20

+ See chapter 19 for defined terms

31 January 2020Page 48

This appendix is not available as an online form

Please fill in and submit as a PDF announcement+Rule 2.7

Appendix 2A

Application for quotation of +securities

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

If you are an entity incorporated outside Australia and you are seeking quotation of a new class of +securities other than CDIs, you will need to obtain and provide an International Securities Identification Number (ISIN) for that class. Further information on the requirement for the notification of an ISIN is available from the Create Online Forms page. ASX is unable to create the new ISIN for non-Australian issuers.

*Denotes minimum information required for first lodgement of this form, with exceptions provided in specific notes for certain questions. The balance of the information, where applicable, must be provided as soon as reasonably practicable by the entity.

Part 1 – Entity and announcement details

Question no	Question	Answer
1.1	*Name of entity We (the entity here named) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.[1]	MESOBLAST LIMITED
1.2

*Registration type and number

Please supply your ABN, ARSN, ARBN, ACN or another registration type and number (if you supply another registration type, please specify both the type of registration and the registration number).

ABN: 68 109 431 870
1.3	*ASX issuer code	MSB
1.4	*This announcement is Tick whichever is applicable.	☒ A new announcement ☐ An update/amendment to a previous announcement ☐ A cancellation of a previous announcement
1.4a	*Reason for update Mandatory only if “Update” ticked in Q1.4 above. A reason must be provided for an update.
1.4b	*Date of previous announcement to this update Mandatory only if “Update” ticked in Q1.4 above.
1.4c	*Reason for cancellation Mandatory only if “Cancellation” ticked in Q1.4 above.
1.4d	*Date of previous announcement to this cancellation Mandatory only if “Cancellation” ticked in Q1.4 above.

[1]

Appendix 2A of the Listing Rules includes a warranty that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or 1012C(6) of the Corporations Act. If the securities to be quoted have been issued by way of a pro rata offer, to give this warranty, you will generally need to have lodged a cleansing notice with ASX under section 708AA(2)(f) or 1012DAA(2)(f) of the Corporations Act within 24 hours before the securities are offered (see ASIC Regulatory Guide 189 Disclosure relief for rights issues). If in doubt, please consult your legal adviser.

+ See chapter 19 for defined terms

31 January 2020Page 1

This appendix is not available as an online formAppendix 2A

Please fill in and submit as a PDF announcement            Application for quotation of +securities

1.5	*Date of this announcement	7 July 2020

Part 2 – Type of issue

Question No.	Question	Answer
2.1

*The +securities to be quoted are:

Select whichever item is applicable.

If you wish to apply for quotation of different types of issues of securities, please complete a separate Appendix 2A for each type of issue.

☒  Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

☐  Being issued under a +dividend or distribution plan

☐  Being issued as a result of options being exercised or other +convertible securities being converted

☐  Unquoted partly paid +securities that have been paid up and are now quoted fully paid +securities

☐  +Restricted securities where the escrow period has expired or is about to expire

☐  +Securities previously issued under an +employee incentive scheme where the restrictions on transfer have ceased or are about to cease

☐  +Securities issued under an +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer

☐  Other

2.2a.1

*Date of Appendix 3B notifying the market of the proposed issue of +securities for which quotation is now being sought

Answer this question if your response to Q2.1 is “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B”

7 July 2020
2.2a.2

*Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?

Answer this question if your response to Q2.1 is “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B”.

Yes

+ See chapter 19 for defined terms

31 January 2020Page 2

This appendix is not available as an online formAppendix 2A

Please fill in and submit as a PDF announcement            Application for quotation of +securities

2.2a.2.1

*Please provide details of the further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B

Answer this question if your response to Q2.1 is “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B” and your response to Q2.2a.2 is “Yes”.

Please provide details of the proposed dates and number of securities for the further issues. This may be the case, for example, if the Appendix 3B related to an accelerated pro rata offer with an institutional component being quoted on one date and a retail component being quoted on a later date.

1,500,000 unquoted incentive rights to acquire fully paid ordinary shares at a price per share of A$2.86 and expiring three years after the issue date
2.2b.1	*Date of Appendix 3A.1 lodged with ASX in relation to the underlying +dividend or distribution Answer this question if your response to Q2.1 is “Being issued under a dividend or distribution plan”.
2.2b.2

*Does the +dividend or distribution plan meet the requirement of listing rule 7.2 exception 4 that it does not impose a limit on participation?

Answer this question if your response to Q2.1 is “Being issued under a dividend or distribution plan”.

Note: Exception 4 only applies where security holders are able to elect to receive all of their dividend or distribution as securities. For example, Exception 4 would not apply in the following circumstances: 1) The entity has specified a dollar limit on the level of participation e.g. security holders can only participate to a maximum value of $x in respect of their entitlement, or 2) The entity has specified a maximum number of securities that can participate in the plan e.g. security holders can only receive securities in lieu of dividend payable for x number of securities.

2.2c.1

Please state the number and type of options that were exercised or other +convertible securities that were converted (including their ASX security code)

Answer this question if your response to Q2.1 is “Being issued as a result of options being exercised or other convertible securities being converted”.

2.2c.2

And the date the options were exercised or other +convertible securities were converted

Answer this question if your response to Q2.1 is “Being issued as a result of options being exercised or other convertible securities being converted”.

Note: If this occurred over a range of dates, enter the date the last of the options was exercised or convertible securities was converted.

2.2d.1

Please state the number and type of partly paid +securities (including their ASX security code) that were fully paid up

Answer this question if your response to Q2.1 is “Unquoted partly paid securities that have been paid up and are now quoted fully paid securities”.

+ See chapter 19 for defined terms

31 January 2020Page 3

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2.2d.2

And the date the +securities were fully paid up

Answer this question if your response to Q2.1 is “Unquoted partly paid securities that have been paid up and are now quoted fully paid securities”.

Note: If this occurred over a range of dates, enter the date the last of the securities was fully paid up.

2.2e.1

Please state the number and type of +restricted securities (including their ASX security code) where the escrow period has expired or is about to expire

Answer this question if your response to Q2.1 is “Restricted securities where the escrow period has expired or is about to expire”.

2.2e.2

And the date the escrow restrictions have ceased or will cease

Answer this question if your response to Q2.1 is “Restricted securities where the escrow period has expired or is about to expire”.

Note: If this occurred over a range of dates, enter the date the last of the escrow restrictions has ceased or will cease.

2.2f.1

Please state the number and type of +securities (including their ASX security code) previously issued under the +employee incentive scheme where the restrictions on transfer have ceased or are about to cease

Answer this question if your response to Q2.1 is “Securities previously issued under an employee incentive scheme where the restrictions on transfer have ceased or are about to cease”.

2.2f.2

And the date the restrictions on transfer have ceased or will cease:

Answer this question if your response to Q2.1 is “Securities previously issued under an employee incentive scheme where the restrictions on transfer have ceased or are about to cease”.

Note: If this occurred over a range of dates, enter the date the last of the restrictions on transfer has ceased or will cease.

2.2g.1

Please state the number and type of +securities (including their ASX security code) issued under an +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer

Answer this question if your response to Q2.1 is “Securities issued under an employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer”.

+ See chapter 19 for defined terms

31 January 2020Page 4

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2.2g.2

*Please attach a document or provide details of a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms.

Answer this question if your response to Q2.1 is “Securities issued under an employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer”.

2.2g.3

*Are any of these +securities being issued to +key management personnel (KMP) or an +associate

Answer this question if your response to Q2.1 is “Securities issued under an employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer”.

2.2g.3.a

*Provide details of the recipients and the number of +securities issued to each of them.

Answer this question if your response to Q2.1 is “Securities issued under an employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer” and your response to Q2.2g.3 is “Yes”. Repeat the detail in the table below for each KMP involved in the issue. If the securities are being issued to the KMP, repeat the name of the KMP or insert “Same” in “Name of registered holder”. If the securities are being issued to an associate of a KMP, insert the name of the associate in “Name of registered holder”.

	Name of KMP	Name of registered holder	Number of +securities

2.2h.1	*The purpose(s) for which the entity is issuing the +securities is: Answer this question if your response to Q2.1 is “Other”. You may select one or more of the items in the list.

☐  To raise additional working capital

☐  To fund the retirement of debt

☐  To pay for the acquisition of an asset [provide details below]

☐  To pay for services rendered               [provide details below]

☐  Other [provide details below]

Additional details:

2.2h.2

*Please provide any further information needed to understand the circumstances in which you are applying to have these +securities quoted on ASX, including (if applicable) why the issue of the +securities has not been previously announced to the market in an Appendix 3B

You must answer this question if your response to Q2.1 is “Other”. If there is no other information to provide, please answer “Not applicable” or “N/A”.

2.2i

*Are these +securities being offered under a +disclosure document or +PDS?

Answer this question if your response to Q2.1 is any option other than “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B”.

Yes

+ See chapter 19 for defined terms

31 January 2020Page 5

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2.2i.1

*Date of +disclosure document or +PDS?

Answer this question if your response to Q2.1 is any option other than “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B” and your response to Q2.2i is “Yes”.

Under the Corporations Act, the entity must apply for quotation of the securities within 7 days of the date of the disclosure document or PDS.

7 July 2020
2.3	*The +securities to be quoted are: Tick whichever is applicable	☒ Additional +securities in a class that is already quoted on ASX ("existing class") ☐ New +securities in a class that is not yet quoted on ASX ("new class")
Part 3A –	number and type of +securities to be quoted (existing class or new class) where issue has previously been notified to ASX in an Appendix 3B

Answer the questions in this Part if your response to Q2.1 is “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B” and your response to Q2.3 is “existing class” or “new class”.

Question No.	Question	Answer
3A.1	*ASX security code & description	ORD – Fully paid ordinary shares
3A.2	*Number of +securities to be quoted	74,924
Part 3B –	number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B

Answer the questions in this Part if your response to Q2.1 is anything other than “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B” and your response to Q2.3 is “existing class”.

Question No.	Question	Answer
3B.1	*ASX security code & description
3B.2	*Number of +securities to be quoted
3B.3a	*Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued +securities in that class?
3B.3b	*Is the actual date from which the +securities will rank equally (non-ranking end date) known? Answer this question if your response to Q3B.3a is “No”.
3B.3c	*Provide the actual non-ranking end date Answer this question if your response to Q3B.3a is “No” and your response to Q3B.3b is “Yes”.
3B.3d	*Provide the estimated non-ranking end period Answer this question if your response to Q3B.3a is “No” and your response to Q3B.3b is “No”.

+ See chapter 19 for defined terms

31 January 2020Page 6

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3B.3e

*Please state the extent to which the +securities do not rank equally:

•in relation to the next dividend, distribution or interest payment; or

•for any other reason

Answer this question if your response to Q3B.3a is “No”.

For example, the securities may not rank at all, or may rank proportionately based on the percentage of the period in question they have been on issue, for the next dividend, distribution or interest payment; or they may not be entitled to participate in some other event, such as an entitlement issue.

Part 3C –	number and type of +securities to be quoted (new class) where issue has not previously been notified to ASX in an Appendix 3B

Answer the questions in this Part if your response to Q2.1 is anything other than “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B” and your response to Q2.3 is “new class”.

Question No.	Question	Answer
3C.1	*Security description
3C.2

*Security type

Select one item from the list that best describes the securities the subject of this form.  This will determine more detailed questions to be asked about the security later in this section. Select “ordinary fully or partly paid shares/units” for stapled securities or CDIs. For interest rate securities, please select the appropriate choice from either “Convertible debt securities” or “Non-convertible debt securities”. Select “Other” for performance shares/units and performance options/rights or if the selections available in the list do not appropriately describe the security being issued.

☐ Ordinary fully or partly paid shares/units ☐ Options ☐ +Convertible debt securities ☐ Non-convertible +debt securities ☐ Redeemable preference shares/units ☐ Other
3C.3

ISIN code

Answer this question if you are an entity incorporated outside Australia and you are seeking quotation of a new class of securities other than CDIs. See also the note at the top of this form.

3C.4	*Number of +securities to be quoted
3C.5a	*Will all the +securities issued in this class rank equally in all respects from the issue date?
3C.5b	*Is the actual date from which the +securities will rank equally (non-ranking end date) known? Answer this question if your response to Q3C.5a is “No”.
3C.5c	*Provide the actual non-ranking end date Answer this question if your response to Q3C.5a is “No” and your response to Q3C.5b is “Yes”.
3C.5d	*Provide the estimated non-ranking end period Answer this question if your response to Q3C.5a is “No” and your response to Q3C.5b is “No”.

+ See chapter 19 for defined terms

31 January 2020Page 7

This appendix is not available as an online formAppendix 2A

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3C.5e

*Please state the extent to which the +securities do not rank equally:

•in relation to the next dividend, distribution or interest payment; or

•for any other reason

Answer this question if your response to Q3C.5a is “No”.

For example, the securities may not rank at all, or may rank proportionately based on the percentage of the period in question they have been on issue, for the next dividend, distribution or interest payment; or they may not be entitled to participate in some other event, such as an entitlement issue.

3C.6

Please attach a document or provide a URL link for a document lodged with ASX setting out the material terms of the +securities to be quoted

You may cross-reference a disclosure document, PDS, information memorandum, investor presentation or other announcement with this information provided it has been released to the ASX Market Announcements Platform.

3C.7

*Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1?

Answer this question only if you are an ASX Listing. (ASX Foreign Exempt Listings and ASX Debt Listings do not have to answer this question).

If your response is “No” and the securities have any unusual terms, you should approach ASX as soon as possible for confirmation under listing rule 6.1 that the terms are appropriate and equitable.

3C.8

*Provide a distribution schedule for the new +securities according to the categories set out in the left hand column – including the number of recipients and the total percentage of the new +securities held by the recipients in each category.

	Number of +securities held	Number of holders	Total percentage of +securities held
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 and over

Answer this question only if you are an ASX Listing (ASX Foreign Exempt Listings and ASX Debt Listings do not have to answer this question) and the securities to be quoted have already been issued.

Note: if the securities to be quoted have not yet been issued, under listing rule 3.10.5, you will need to provide to ASX a list of the 20 largest recipients of the new +securities, and the number and percentage of the new +securities received by each of those recipients, and a distribution schedule for the securities when they are issued.

+ See chapter 19 for defined terms

31 January 2020Page 8

This appendix is not available as an online formAppendix 2A

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3C.9a	Ordinary fully or partly paid shares/units details Answer the questions in this section if you selected this security type in your response to Question 3C.2.
*+Security currency This is the currency in which the face amount of an issue is denominated. It will also typically be the currency in which distributions are declared.
*Will there be CDIs issued over the +securities?

*CDI ratio

Answer this question if you answered “Yes” to the previous question. This is the ratio at which CDIs can be transmuted into the underlying security (e.g. 4:1 means 4 CDIs represent 1 underlying security whereas 1:4 means 1 CDI represents 4 underlying securities).

*Is it a partly paid class of +security?

*Paid up amount: unpaid amount

Answer this question if answered “Yes” to the previous question.

The paid up amount represents the amount of application money and/or calls which have been paid on any security considered ‘partly paid’

The unpaid amount represents the unpaid or yet to be called amount on any security considered ‘partly paid’.

The amounts should be provided per the security currency (e.g. if the security currency is AUD, then the paid up and unpaid amount per security in AUD).

*Is it a stapled +security? This is a security class that comprises a number of ordinary shares and/or ordinary units issued by separate entities that are stapled together for the purposes of trading.
3C.9b	Option details Answer the questions in this section if you selected this security type in your response to Question 3C.2.
*+Security currency This is the currency in which the exercise price is payable.

*Exercise price

The price at which each option can be exercised and convert into the underlying security.

The exercise price should be provided per the security currency (i.e. if the security currency is AUD, the exercise price should be expressed in AUD).

*Expiry date The date on which the options expire or terminate.

*Details of the number and type of +security (including its ASX security code if the +security is quoted on ASX) that will be issued if an option is exercised

For example, if the option can be exercised to receive one fully paid ordinary share with ASX security code ABC, please insert “One fully paid ordinary share (ASX:ABC)”.

+ See chapter 19 for defined terms

31 January 2020Page 9

This appendix is not available as an online formAppendix 2A

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3C.9c

Details of non-convertible +debt securities, +convertible debt securities, or redeemable preference shares/units

Answer the questions in this section if you selected one of these security types in your response to Question 3C.2.

Refer to Guidance Note 34 and the “Guide to the Naming Conventions and Security Descriptions for ASX Quoted Debt and Hybrid Securities” for further information on certain terms used in this section

	*Type of +security Select one item from the list	☐ Simple corporate bond ☐ Non-convertible note or bond ☐ Convertible note or bond ☐ Preference share/unit ☐ Capital note ☐ Hybrid security ☐ Other
*+Security currency This is the currency in which the face value of the security is denominated. It will also typically be the currency in which interest or distributions are paid.
Face value This is the principal amount of each security. The face value should be provided per the security currency (i.e. if security currency is AUD, then the face value per security in AUD).

*Interest rate type

Select one item from the list

Select the appropriate interest rate type per the terms of the security. Definitions for each type are provided in the Guide to the Naming Conventions and Security Descriptions for ASX Quoted Debt and Hybrid Securities

☐ Fixed rate ☐ Floating rate ☐ Indexed rate ☐ Variable rate ☐ Zero coupon/no interest ☐ Other
	Frequency of coupon/interest payments per year Select one item from the list.	☐ Monthly ☐ Quarterly ☐ Semi-annual ☐ Annual ☐ No coupon/interest payments ☐ Other
First interest payment date A response is not required if you have selected “No coupon/interest payments” in response to the question above on the frequency of coupon/interest payments
Interest rate per annum Answer this question if the interest rate type is fixed.
*Is the interest rate per annum estimated at this time? Answer this question if the interest rate type is fixed.

+ See chapter 19 for defined terms

31 January 2020Page 10

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If the interest rate per annum is estimated, then what is the date for this information to be announced to the market (if known)

Answer this question if the interest rate type is fixed and your response to the previous question is “Yes”.

Answer “Unknown” if the date is not known at this time.

*Does the interest rate include a reference rate, base rate or market rate (e.g. BBSW or CPI)? Answer this question if the interest rate type is floating or indexed.
*What is the reference rate, base rate or market rate? Answer this question if the interest rate type is floating or indexed and your response to the previous question is “Yes”.
*Does the interest rate include a margin above the reference rate, base rate or market rate? Answer this question if the interest rate type is floating or indexed.

*What is the margin above the reference rate, base rate or market rate (expressed as a percent per annum)

Answer this question if the interest rate type is floating or indexed and your response to the previous question is “Yes”.

*S128F of the Income Tax Assessment Act status applicable to the +security

Select one item from the list

For financial products which are likely to give rise to a payment to which s128F of the Income Tax Assessment Act applies, ASX requests issuers to confirm the s128F status of the security:

•“s128F exempt” means interest payments are not taxable to non-residents;

•“Not s128F exempt” means interest payments are taxable to non-residents;

•“s128F exemption status unknown” means the issuer is unable to advise the status;

•“Not applicable” means s128F is not applicable to this security

☐ s128F exempt ☐ Not s128F exempt ☐ s128F exemption status unknown ☐ Not applicable
*Is the +security perpetual (i.e. no maturity date)?
*Maturity date Answer this question if the security is not perpetual

+ See chapter 19 for defined terms

31 January 2020Page 11

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*Select other features applicable to the +security

Up to 4 features can be selected. Further information is available in the Guide to the Naming Conventions and Security Descriptions for ASX Quoted Debt and Hybrid Securities.

☐  Simple

☐  Subordinated

☐  Secured

☐  Converting

☐  Convertible

☐  Transformable

☐  Exchangeable

☐  Cumulative

☐  Non-Cumulative

☐  Redeemable

☐  Extendable

☐  Reset

☐  Step-Down

☐  Step-Up

☐  Stapled

☐  None of the above

*Is there a first trigger date on which a right of conversion, redemption, call or put can be exercised (whichever is first)?
*If yes, what is the first trigger date Answer this question if your response to the previous question is “Yes”.

Details of the number and type of +security (including its ASX security code if the +security is quoted on ASX) that will be issued if the +securities to be quoted are converted, transformed or exchanged

Answer this question if the security features include “converting”, “convertible”, “transformable” or “exchangeable”.

For example, if the security can be converted into 1,000 fully paid ordinary shares with ASX security code ABC, please insert “1,000 fully paid ordinary shares (ASX:ABC)”.

Part 4 – Issue details

Question No.	Question	Answer
4.1	*Have the +securities to be quoted been issued yet?	No
4.1a	*What was their date of issue? Answer this question if your response to Q4.1 is “Yes”.
4.1b	*What is their proposed date of issue? Answer this question if your response to Q4.1 is “No”.	7 July 2020
4.2	*Are the +securities to be quoted being issued for a cash consideration? If the securities are being issued for nil cash consideration, answer this question “No”.	No

+ See chapter 19 for defined terms

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4.2a	*In what currency is the cash consideration being paid For example, if the consideration is being paid in Australian Dollars, state AUD. Answer this question if your response to Q4.2 is “Yes”.
4.2b

*What is the issue price per +security

Answer this question if your response to Q4.2 is “Yes” and by reference to the issue currency provided in your response to Q4.2a.

Note: you cannot enter a nil amount here. If the securities are being issued for nil cash consideration, answer Q4.2 as “No” and complete Q4.2c and Q4.2d.

4.2c	Please describe the consideration being provided for the +securities to be quoted Answer this question if your response to Q4.2 is “No”.	Payment in connection with provision of facility in accordance with the terms of the Kentgrove Facility Agreement.
4.2d	Please provide an estimate (in AUD) of the value of the consideration being provided per +security for the +securities to be quoted Answer this question if your response to Q4.2 is “No”.	A$3.67 per share
4.3	Any other information the entity wishes to provide about the issue	No

Part 5 – Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

Note: the figures provided in the tables in sections 5.1 and 5.2 below are used to calculate the total market capitalisation of the entity published by ASX from time to time. Please make sure you include in the relevant table each class of securities issued by the entity.

If you have quoted CHESS Depository Interests (CDIs) issued over your securities, include them in the table in section 5.1 and include in the table in section 5.2 any securities that do not have CDIs issued over them (and therefore are not quoted on ASX).

Restricted securities should only be included in the table in section 5.1 if you are applying to have them quoted because the escrow period for the securities has expired or is about to expire. Otherwise include them in the table in section 5.2.

5.1	*Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities the subject of this application)
	ASX security code and description	Total number of +securities on issue
	Ordinary shares	584,024,536

+ See chapter 19 for defined terms

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5.2	*Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX):
	ASX security code and description	Total number of +securities on issue
	Unquoted options Incentive rights	32,551,491 2,400,000

Part 6 – Other Listing Rule requirements

The questions in this Part should only be answered if you are an ASX Listing (ASX Foreign Exempt Listings and ASX Debt Listings do not need to complete this Part) and:

-	your response to Q2.1 is “Being issued under a dividend/distribution plan” and the response to Q2.2b.2 is “No”; or
-	your response to Q2.1 is “Other”.

Note that if your response to Q2.1 is “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B”, it is assumed that you will have provided the information referred to in this Part in the Appendix 3B.

Question No.	Question	Answer
6.1	*Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1?	Provided in the relevant Appendix 3B
6.1a	*Date of meeting or proposed meeting to approve the issue under listing rule 7.1 Answer this question if the response to Q6.1 is “Yes”.
6.1b	*Are any of the +securities being issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1? Answer this question if the response to Q6.1 is “No”.	Provided in the relevant Appendix 3B
6.1b.1

*How many +securities are being issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1?

Answer this question if the response to Q6.1 is “No” and the response to Q6.1b is “Yes”.

Please complete and separately send by email to your ASX listings adviser a work sheet in the form of Annexure B to Guidance Note 21 confirming the entity has the available capacity under listing rule 7.1 to issue that number of securities.

Provided in the relevant Appendix 3B
6.1c

*Are any of the +securities being issued without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A (if applicable)?

Answer this question if the response to Q6.1 is “No”.

Provided in the relevant Appendix 3B

+ See chapter 19 for defined terms

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6.1c.1

*How many +securities are being issued without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A?

Answer this question if the response to Q6.1 is “No” and the response to Q6.1c is “Yes”.

Please complete and separately send by email to your ASX listings adviser a work sheet in the form of Annexure C to Guidance Note 21 confirming the entity has the available capacity under listing rule 7.1A to issue that number of securities.

Introduced 01/12/19, amended 31/01/20

+ See chapter 19 for defined terms

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